As filed with the Securities and Exchange Commission on March 3, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MOUNTAIN BANK HOLDING COMPANY

(Name of small business issuer in its charter)

WASHINGTON	6712	91-1602736
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

501 Roosevelt, Enumclaw, Washington 98022 (360) 825-0100

(Address and telephone number of principal executive offices and principal place of business)

ROY T. BROOKS	Copies of communications to:
Chairman of the Board and Chief Executive Officer	STEPHEN M. KLEIN, ESQ.
501 Roosevelt	WILLIAM E. BARTHOLDT, ESQ.
Enumclaw, Washington 98022	Graham & Dunn PC
(360) 825-0100	Pier 70, 2801 Alaskan Way, Suite 300
(Name, address, and telephone number of agent for service)	Seattle, Washington 98121-1128

Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Amount Being Registered	Proposed Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock	60,000 shares	$15.00	$900,000	$114.03

(1)	Estimated solely for purpose of determining registration fee pursuant to Rule 457(a).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

MOUNTAIN BANK HOLDING COMPANY

PROSPECTUS

501 Roosevelt

Enumclaw, WA 98022

(360) 825-0100

A Maximum of 60,000 Shares (No Minimum Number of Shares)

No Par Value Common Stock

Mountain Bank Holding Company is offering 60,000 Shares of its common stock to existing shareholders and the public at $15.00 per Share. “Existing shareholders” for the purposes of this offering are persons who owned Shares of record on March 23, 2004. Commencing             , 2004, we will offer up to 60,000 Shares to our existing shareholders. All sales will be on a first-come-first-served basis.

The priority offer to our existing shareholders will expire on             , 2004. If all Shares are not subscribed for by that date they will be offered, again on a first-come-first-served basis to the general public. The offering to the general public will expire on             , 2004, unless we terminate it earlier or extend it. If we extend the offering, we will not extend it for more than 30 additional days.

In addition to other matters discussed in this document, you should also be aware of the following:

•	There is no minimum offering amount, and we may receive less than $900,000 in gross proceeds;
•	Because there is no minimum offering amount, we will have immediate access to subscription funds once we have accepted a subscription;
•	Once we have accepted a subscription, it cannot be withdrawn by the investor;
•	We are selling the shares directly—there is no underwriter involved in the offering;
•	There is no established market for our shares, and there is very limited trading activity; and
•	We have established the offering price of $15.00 per Share; however, our shares have recently traded at $14.50 per Share.

There is no minimum purchase for existing shareholders. The minimum purchase for new shareholders is 100 Shares. No person will be permitted to purchase more than 1,000 Shares during the Phase 1, subject to the discretion of the board of directors.

Investment in the Shares involves certain risks. See “ CERTAIN FACTORS TO BE CONSIDERED” beginning on page 3 for information that should be considered by each prospective investor.

Neither the Securities and Exchange Commission nor any state securities agency has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Mountain Bank Holding (1)

Per Common Share	$15.00	$0	$15.00

Maximum Offering	$900,000	$0	$900,000

(1)	Before deducting estimated expenses of the offering of approximately $50,000, including registration fees, legal and accounting fees, printing and other miscellaneous expenses.

The date of this prospectus is April             , 2004.

The securities offered by means of this prospectus are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

PROSPECTUS SUMMARY

The following summary explains the significant aspects of our stock offering. The summary is qualified by the more detailed information and the financial statements appearing elsewhere in this prospectus.

The Offering

Common Stock Offered	60,000 Shares

Common Stock to be Outstanding After the Offering	2,236,677 Shares (assuming all Shares offered are sold and no outstanding stock options are exercised).

Minimum Subscription	There is no minimum purchase for existing shareholders, and new shareholders must subscribe for a minimum of 100 Shares.

Maximum Subscription	1,000 Shares, during Phase 1, subject to the discretion of the board of directors. If Shares remain available for sale during Phase 2, there will be no maximum subscription limit (subject to the availability of Shares).

Price	$15.00 per Share.

Use of Proceeds	To support our growth, including branch expansion. See “USE OF PROCEEDS.”

Certain Factors to be Considered	An investment in the Shares involves certain risks. See “CERTAIN FACTORS TO BE CONSIDERED.”

Plan of Distribution. The offering will be conducted in two stages:

PHASE 1—EXISTING SHAREHOLDERS. The first stage is a priority offering exclusively to our existing shareholders (holders of record as of March 23, 2004), although the general public may subscribe for Shares during Phase 1 as described below. Phase 1 has the following features:

•	Phase 1 will begin on , 2004, and will continue until . [30 DAY PERIOD]

•	All sales will be on a first-come-first-served basis.

•	There is no minimum purchase amount for existing shareholders.

•	During Phase 1, no existing shareholder may subscribe for more than 1,000 Shares. However, an existing shareholder will be able to indicate, in his or her subscription agreement, that he or she is interested in purchasing additional Shares, and if Shares remain available following Phase 1, such requests will be honored on a first-come-first-served basis.

•	New shareholders may subscribe for Shares during Phase 1, but we will not act upon such subscriptions until the beginning of Phase 2.

PHASE 2—NEW SHAREHOLDERS. If all Shares offered to existing shareholders are not subscribed for during Phase 1, Shares will be offered to the general public. Phase 2 has the following features:

•	Phase 2 will begin on , 2004 and will end (along with the offering in general) on , 2004, unless sooner terminated or extended. [30 DAY PERIOD]

•	All sales will be on a first-come-first-served basis.

•	As noted above, new shareholders may subscribe for Shares during Phase 1, but such subscriptions will not be acted upon until the beginning of Phase 2.

•	New shareholders must purchase a minimum of 100 Shares.

•	Subject to the availability of Shares remaining following Phase 1, there will be no maximum subscription limit in Phase 2.

Conditions of the Offering

We may accept or reject subscriptions in whole or in part for any reason. Once we accept a subscription, it cannot be withdrawn by the investor. Completion of the offering is not conditioned upon our receiving a minimum total offering amount. There are no escrow arrangements with respect to this offering. Accordingly, subscription funds that we receive and accept will be available for our immediate use. If we reject a subscription, the full amount tendered by the subscriber will be promptly returned.

While we do not anticipate any modification of the terms of the offering, if there are any material changes, subscribers will be resolicited and will be given an opportunity to rescind their investment.

See “TERMS OF THE OFFERING” for a more complete description of the offering.

About Mountain Bank Holding

Mountain Bank Holding Company is a Washington corporation initially formed in 1993 primarily to hold all of the common stock of Mt. Rainier National Bank, a national banking association organized in July 1990. We had consolidated total assets of approximately $156,276,000 at December 31, 2003. Mt. Rainier Bank provides personal and commercial banking and related financial services at its main office located at 501 Roosevelt Avenue, Enumclaw, Washington, and at its branch offices located in Auburn, Black Diamond, Buckley, Maple Valley and Sumner, Washington.

At December 31, 2003, Mountain Bank Holding had consolidated total liabilities of approximately $139,381,000, and shareholders’ equity of approximately $16,895,000.

See “BUSINESS—Mountain Bank Holding” for a more complete description of our business.

CERTAIN FACTORS TO BE CONSIDERED

An investment in the Shares being offered involves certain risks. In addition to the other information contained in this prospectus, anyone considering investing in the Shares should read and carefully consider the following:

You may have difficulty selling our Shares, as there is little trading activity

There is very little market activity in the stock. The Shares are not listed, traded or quoted on any securities exchange or in the over-the-counter market. No dealer has committed to make or makes a market in the Shares. Isolated transactions between individuals occur from time to time. See “BUSINESS—Market for Common Equity and Related Stockholder Matters.”

We have set the offering price ourselves, and the price may not reflect the actual value

We have established the offering price of $15.00 per Share based solely on our belief of the fair market value of the Shares. The offering price of $15.00 represents a multiple of 1.93 times the book value of the Shares as of December 31, 2003. (See the “Consolidated Balance Sheets” in the financial statements that are included in this prospectus). We did not retain an independent investment banking firm or securities dealer to assist in the valuation of the Shares offered or in the determination of the offering price.

The return on your investment is uncertain

We cannot provide any assurance that a purchaser of the Shares will realize a substantial return on his or her investment, or any return at all. Further, as a result of the uncertainty and risks associated with our operations as described in this “CERTAIN FACTORS TO BE CONSIDERED” section, it is possible that an investor could lose his or her entire investment.

Purchasers in this offering will experience an immediate dilution in their equity interest in our common stock

The net book value per Mountain Bank Holding Share at December 31, 2003, was $7.76. Giving effect to the assumed sale of 60,000 Shares in this offering, the pro forma net book value at December 31, 2003, would have been $7.93 per Share. This means that if all 60,000 of the offered Shares are sold, each present shareholder would experience an immediate increase in the net book value of his or her Shares of $0.17 per Share. Each purchaser of Shares in the offering would experience an immediate dilution of $7.07 per Share measured in terms of net book value (the difference between the $15.00 purchase price and the $7.93 pro forma net book value). There is not, however, any direct correlation between the book value of the Shares and the market value of the Shares. See “DILUTION” for an illustration of how the dilution occurs.

Fluctuating interest rates can adversely affect our profitability

Mt. Rainier Bank’s profitability is dependent to a large extent upon net interest income—the difference between its interest income on interest-earning assets and interest expense on interest-bearing liabilities. The banking industry has in recent years experienced significant fluctuations in net interest income due to changing interest rates. Most recently, declining rates have narrowed the interest rate margins for many financial institutions as interest rates have fallen and competition for loans and deposits has increased. Mt. Rainier Bank will continue to be affected by changes in interest rates and other economic factors beyond its control. We are asset sensitive, meaning that our assets reprice more quickly than our liabilities. This has an adverse effect in the short term on our interest margins, in a falling interest rate environment such as we experienced last year. See “BUSINESS—Asset and Liability Management.”

Some of our loan concentrations present a business risk if segments of the economy suffer a downturn

Mt. Rainier Bank’s loan portfolio is concentrated in commercial and agricultural loans and commercial real estate loans. Although we do not believe that the loan concentrations currently pose an undue risk, the concentration in real estate loans could present risk in the event of a downturn in the local economy. Dairy and agriculture loans could present additional risk if continued pressure concerning environmental issues results in increased costs and lower margins for farmers. See “BUSINESS—Lending Activities.”

Some of our competitors are not subject to the same amount of regulation as we are and may have an advantage over us

We are supervised and regulated by federal and state government agencies. The primary concern of the regulators is to protect depositors, not shareholders. These regulators include the Federal Deposit Insurance Corporation, which insures bank deposits, the Office of the Comptroller of the Currency, and the Board of Governors of the Federal Reserve System.

Federal and state regulations place banks at a competitive disadvantage because other competitors, such as finance companies, credit unions, mortgage banking companies and leasing companies, are not scrutinized so closely. We have so far been able to compete effectively in our market areas. However, there is no assurance we will continue to do so. Further, future changes in federal and state banking regulations could adversely affect our operating results and our ability to continue to compete effectively. See “SUPERVISION AND REGULATION.”

Competition in the market area that we serve may limit our future success

Commercial banking is a highly competitive business. We compete with other commercial banks, savings and loan associations, credit unions and finance companies operating in South King and East Pierce Counties and elsewhere. Mt. Rainier Bank is subject to substantial competition for loans and deposits coming from other financial institutions in the market area. In certain aspects of its business, Mt. Rainier Bank also competes with a variety of other financial and financial service companies. These competitors are described at “BUSINESS— Market Area and Competition.”

Some of our competitors are not subject to the same degree of regulation and restriction as Mt. Rainier Bank. Some of them have financial resources greater than Mt. Rainier Bank’s. We compete for funds with other institutions, which, in most cases, are significantly larger and are able to provide a greater variety of services than we do and thus may obtain deposits at lower rates of interest. If Mt. Rainier Bank were to become unable to compete effectively, our business, financial condition and results of operations could be materially adversely affected. See “BUSINESS—Market Area and Competition.”

We could be adversely affected by a downturn in the economy of the market area we serve

Our future success is largely dependent on the general economic conditions in our primary service area. This area includes the cities of Auburn, Enumclaw, Black Diamond, Buckley, Maple Valley, Sumner, and surrounding communities. Any factors that adversely affect the economy of our primary service area could adversely affect our performance.

Our primary service area was largely dependent upon agriculture until a few years ago. The economic base is now more diversified and includes manufacturing, retail and wholesale establishments and personal and industrial services. Our expansion in 1998 into the Auburn market, and subsequently into the Maple Valley and Sumner markets, which are typified by generally larger businesses, has presented new opportunities but also new challenges in terms of dependence on the local economy. There can be no assurance that a slowdown in the economy as a result of market conditions would not have an adverse impact on our business. See “BUSINESS—Market Area and Competition.”

We would be adversely affected if we lost the services of Roy Brooks, Steve Moergeli or Sheila Brumley

We depend upon the services of Roy T. Brooks, Chairman of the Board and CEO of Mountain Bank Holding, Steve W. Moergeli, President and CEO of Mt. Rainier Bank, Sheila M. Brumley, Chief Financial Officer of Mountain Bank Holding and Senior Vice President and Cashier of Mt. Rainier Bank, and the experienced management team they have assembled. The loss of Mr. Brooks, Mr. Moergeli or Ms. Brumley, if not replaced shortly with equally competent persons, could have an adverse effect on Mountain Bank Holding and Mt. Rainier Bank.

There are restrictions on changes of control of Mountain Bank Holding that could decrease your chance of realizing a premium on your shares

As a Washington corporation, we are subject to various provisions of the Washington Business Corporation Act that impose restrictions on certain takeover offers and business combinations, such as combinations with interested shareholders and share repurchases from certain shareholders. See “DESCRIPTION OF COMMON STOCK—State Anti-Takeover Provisions.”

Provisions of our Articles of Incorporation requiring a staggered board could be used to hinder or delay a takeover bid. These provisions may inhibit takeover bids and could decrease the chance of shareholders realizing a premium over market price for their Shares as a result of a takeover bid. See “DESCRIPTION OF COMMON STOCK—Staggered Board of Directors.”

TERMS OF THE OFFERING

Method of Offering

We will offer Shares to our existing shareholders on a priority basis, but not using a pro rata allocation based on Share ownership, as we have sometimes done in prior offerings. Instead, the offering to existing shareholders will be on a “first-come-first-served” basis during the priority period.

Phase 1—Existing Shareholders. We will first offer all 60,000 of the Shares to our existing shareholders (record holders of Shares on March 23, 2004), on a first-come-first-served basis. Subscriptions will be accepted only for whole Shares.

There is no minimum purchase requirement for existing shareholders. In order to assure the availability of Shares for the greatest possible number of our existing shareholders, we are placing a maximum purchase limit of 1,000 Shares, applicable to Phase 1 only. If you are an existing shareholder and you wish to purchase more than 1,000 Shares, you will be able to indicate on your subscription agreement that you are interested in purchasing additional Shares. We will contact you at the end of Phase 1 if you have so indicated. Shares remaining after Phase 1 will be sold to our existing shareholders who have indicated an interest in additional Shares, with a maximum limit and on a first-come-first-served basis (based on the date of receipt of the subscription agreement).

Phase 1 will begin on                     , 2004, and will expire on             , 2004.

Phase 2—New Shareholders. If all Shares offered to existing shareholders are not subscribed by             , 2004, we will offer any remaining Shares to the general public. Phase 2 will begin on             , 2004, and will expire on             , 2004, unless we sooner terminate the offering or unless we extend the offering. If we do extend the offering, we will not extend it past             , 2004.

New shareholders may subscribe at any time during the offering (Phase 1 or Phase 2), but such subscriptions will not be acted upon until the beginning of Phase 2, when we determine whether Shares remain available for sale, after sales to existing shareholders. We will deposit all subscription funds received from new shareholders during Phase 1 in a segregated non-interest bearing account at Mt. Rainier Bank pending the closing of Phase 1. If we are unable to honor the subscription of a new shareholder, in whole or in part, all subscription funds that are not applied to the purchase of Shares will be promptly returned to the subscriber, without interest or deduction.

New shareholders must purchase a minimum of 100 Shares. Subject to the availability of Shares, there is no maximum purchase limit in Phase 2. All subscriptions will be accepted on a first-come-first-served basis. As noted above under “Phase 1—Existing Shareholders,” we will sell Shares remaining at the end of Phase 1 to existing shareholders who have indicated a desire to purchase more than 1,000 Shares (which is the Phase 1 maximum). All such sales will be first in priority to sales to new shareholders in Phase 2.

How to Subscribe

We have prepared two forms of subscription agreement, one for existing shareholders and one for new shareholders. You should complete and sign the appropriate form of subscription agreement, and send it with full payment for the number of Shares subscribed, to:

Mountain Bank Holding Company

501 Roosevelt

Enumclaw, WA 98022

Residency Requirement for New Shareholders

Persons acquiring Shares in the Offering who are not existing shareholders will be required to certify that they are bona fide residents of the State of Washington. This certification, which is contained in the form of subscription agreement that each such person will complete, is required in order to comply with applicable state securities laws. We may waive this residency requirement in our sole discretion.

Offering Expiration Date

We must receive completed and signed subscription agreements from existing shareholders, together with full payment for the Shares subscribed, no later than 5:00 p.m. local time on             , 2004, in order for such subscribers to participate in Phase 1. Subscription agreements from existing shareholders received after that date (but before the expiration of Phase 2) will not qualify for Phase 1, and will thus have no priority in the sale of Shares in Phase 2.

We must receive completed and signed subscription agreements from members of the general public (and including existing shareholders who return subscription agreements after the end of Phase 1) not later than 5:00 p.m. on             , 2004, the expiration date of the offering. Such subscription agreements must be accompanied by full payment for the Shares subscribed.

We reserve the right to terminate Phase 2 of the offering prior to             , 2004. We also have the right to extend the offering. If we extend the offering, we will extend it for up to an additional 30 days, to not later than             , 2004. We will not accept any subscriptions after the offering has expired or has been terminated.

Accepted Subscription Funds

All subscription funds that we receive and accept will become our property. Once we have accepted a subscription, it cannot be revoked by the investor.

Rejection of Subscriptions and Return of Subscription Funds

We reserve the right to reject any subscription in whole or in part, in our sole discretion. If we reject any subscription, the full amount of subscription funds tendered will be returned promptly to the subscriber, without any deductions.

Commissions

No commissions, fees, or other remuneration will be paid to any of our directors, officers, or employees, or to any other person or company in connection with the sale of Shares in this offering.

Delivery of Stock Certificates

We will issue certificates for Shares duly subscribed, paid for and accepted as soon as practicable after completion of the offering.

Purchase Intentions of Directors and Executive Officers

Our directors and executive officers are eligible to participate in this offering, as existing shareholders. Mountain Bank Holding’s directors and executive officers have indicated to us that they presently plan to purchase a total of 5,070 Shares. Our directors and executive officers must purchase Shares on a first-come-first-served basis, like all other Mountain Bank Holding shareholders.

If our officers and directors purchase 5,070 Shares in the offering, as they have indicated they intend to do, they will own 512,788 outstanding Shares (not including exercisable options) representing 22.93% of the total outstanding Shares following the offering (or approximately 27.66% of outstanding Shares if exercisable options are included). See “MANAGEMENT—Security Ownership of Management and Certain Shareholders.”

Representations of Subscribers

Each subscriber will be required to represent that he or she has received a copy of this prospectus. This acknowledgement by a subscriber would be asserted by Mountain Bank Holding in defense of any claims against us by a subscriber on the basis that he or she was not provided with a copy of the prospectus, as required under federal securities laws. By making this representation, subscribers are not waiving any of their rights under the federal securities laws.

DILUTION

Our tangible net book value at December 31, 2003, was $16,894,899, or $7.76 per share. Tangible net book value per share is determined by dividing our net worth (assets less total liabilities) by the number of Shares outstanding. Without taking into account any changes in such tangible net book value after December 31, 2003, other than to give effect to the sale of 60,000 Shares offered in this offering (after deducting estimated offering expenses), the pro forma tangible net book value of the outstanding Shares at December 31, 2003, would have been $17,744,899, or $7.93 per share. This represents an immediate increase in tangible net book value to present shareholders of $0.17 per share and an immediate dilution to new investors of $7.07 per share. The following table illustrates the dilution on a per-Share basis:

Offering price per share		$15.00
Tangible net book value per share before offering	$7.76
Increase in tangible net book value per share attributable to new investors	0.17
Pro forma tangible net book value per share after Offering		$7.93
Dilution per share to new investors(1)		$7.07

(1)	Dilution to new investors is determined by subtracting pro forma tangible net book value per share after the offering from the $15.00 offering price per share.

DIVIDEND POLICY

In January 2004, the board of directors elected to pay a $.10 per Share dividend to shareholders of record on February 20, 2004. This is the first cash dividend declared and paid by Mountain Bank Holding. There can be no assurance that Mountain Bank Holding will pay cash dividends in the future. The payment of dividends in the future is subject to determination and declaration by the board of directors, which will take into account the financial condition of Mountain Bank Holding and Mt. Rainier Bank, results of operations, tax considerations, industry standards, economic conditions and other factors. Our ability to pay dividends in the future will depend primarily upon the earnings of Mt. Rainier Bank and its ability to pay dividends to us. The ability of Mt. Rainier Bank to pay dividends to us is governed by various statutes. See “SUPERVISION AND REGULATION—Dividends.”

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the offered Shares will be approximately $850,000, assuming that all 60,000 offered Shares are sold. Because this offering is not conditioned on the sale of a minimum number of Shares, the net proceeds will be reduced if investors do not subscribe for the maximum number of offered Shares. As a consequence, we cannot provide any assurance that we will attain the maximum net proceeds of $850,000.

We will use the net proceeds of the offering to support our recent and anticipated future growth and for general corporate purposes. In particular, we anticipate that a substantial portion of the net proceeds will be used to pay for construction and other costs associated with the 2003 opening of our Sumner, Washington branch and our 2003 purchase of a storage facility and a vacant lot, both in Enumclaw, Washington (see “BUSINESS—Properties”). The costs of both the Sumner branch and the building and lot in Enumclaw have been paid for from existing funds, and neither involved borrowing funds from a third party. We will use the proceeds of this offering to replenish our working capital with respect to these expenditures. Any remaining net proceeds will be used for general corporate purposes.

CAPITALIZATION

The following table, which should be read in conjunction with the financial statements and notes thereto contained elsewhere in this Offering Circular, presents the capitalization of Mountain Bank Holding Company as of December 31, 2003, and as adjusted for the sale of an additional $900,000 of Common Stock in the offering. Certain of the “As Adjusted” numbers are pro forma estimates and are provided for illustration purposes only.

	December 31, 2003
(Dollars in thousands except per share data)	Actual	As Adjusted
Shareholders’ equity:
Common Stock (no par value); authorized 10,000,000 shares; issued and outstanding 2,176,677 shares actual, pro forma 2,236,677(1)	$1,088	$1,118
Additional paid-in capital	9,655	10,475
Retained Earnings	6,002	6,002
Accumulated other comprehensive income	150	150

Total Shareholders’ Equity	$16,895	$17,745

Book value per share	$7.76	$7.93
Regulatory capital ratios(2)
Tier 1 Capital to Average Assets	10.86%	11.42%
Tier 1 Capital to Risk Weighted Assets	14.34%	15.06%
Total Capital to Risk Weighted Assets	15.28%	16.01%

(1)	Assumes the offering is fully subscribed.
(2)	See “SUPERVISION AND REGULATION—Federal Banking Regulation—Capital Adequacy.”

SELECTED FINANCIAL DATA

	Year Ended December 31,
	2003	2002	2001	2000	1999(1)
	(in thousands, except per share amounts)
Income Statement Data
Interest income	$8,457	$8,169	$8,261	$7,569	$6,539
Interest expense	$1,921	$2,563	$3,528	$2,937	$2,360
Net interest income	$6,536	$5,606	$4,733	$4,632	$4,179
Provision for credit losses	$385	$360	$85	$93	$0
Net interest income after provision	$6,151	$5,246	$4,648	$4,539	$4,179
Non-interest income	$1,615	$1,351	$1,147	$870	$796
Non-interest expense	$5,767	$4,949	$4,377	$4,032	$3,961
Income before income taxes	$1,999	$1,648	$1,418	$1,377	$1,014
Income taxes	$623	$496	$478	$464	$310
Net income	$1,376	$1,152	$940	$913	$704
Per Share Data
Net income—basic	$0.64	$0.55	$0.46	$0.47	$0.77
Net income—diluted	$0.61	$0.52	$0.44	$0.45	$0.73
Cash dividends declared	$0.00	$0.00	$0.00	$0.00	$0.00
Book value per share	$7.76	$7.24	$6.43	$6.25	$5.50
Balance Sheet Data
Assets	$156,276	$143,174	$125,881	$102,141	$91,741
Loans, net	$97,643	$81,409	$68,134	$64,942	$53,444
Securities	$32,290	$29,562	$31,612	$20,446	$27,043
Deposits	$138,775	$127,011	$112,111	$89,577	$81,246
Shareholders’ equity	$16,895	$15,541	$13,303	$12,150	$10,162
Shares outstanding	2,176,677	2,146,813	2,067,401	1,945,136	1,848,026
Performance Ratios
Return on average assets	0.93%	0.88%	0.83%	0.96%	0.80%
Return on average equity	8.51%	8.04%	7.40%	8.63%	7.17%
Average equity to average assets	10.89%	10.96%	11.22%	11.17%	11.13%
Net interest margin	4.70%	4.60%	4.50%	5.30%	5.15%
Efficiency ratio	70.68%	71.34%	74.73%	73.16%	79.50%
Allowance for credit losses to loans	1.12%	1.04%	1.09%	1.07%	1.12%
Asset Quality Ratios
Net charge-offs to average loans outstanding	0.15%	0.35%	0.05%	0.00%	0.02%
Non-performing loans to period-end loans	0.25%	0.29%	0.00%	0.03%	0.00%
Non-performing assets to total assets	0.16%	0.17%	0.00%	0.02%	0.00%
Capital and Liquidity Ratios
Risk-based:
Tier 1 capital	13.08%	13.00%	13.39%	17.53%	17.93%
Total capital	13.94%	13.73%	14.15%	18.54%	18.97%
Average loans to average deposits	69.52%	64.61%	68.21%	74.15%	61.68%
Average shares outstanding:
Basic	2,155,914	2,111,819	2,061,662	1,955,518	1,827,496
Dilution	2,240,437	2,195,058	2,137,480	2,017,981	1,932,388

(1)	Adjusted for 2 for 1 stock split

BUSINESS

Mountain Bank Holding

We are a bank holding company organized under the laws of Washington, chartered in 1993. We had consolidated total assets of approximately $156,276,000 at December 31, 2003. We are located in Enumclaw, Washington, and conduct our operations through our subsidiary, Mt. Rainier National Bank, a national banking association organized in 1990. We do not engage in any substantial activities other than acting as a bank holding company for Mt. Rainier Bank. We believe we can present an alternative to large national or regional financial institutions by offering local ownership, local decision-making and other personalized service characteristics of community banks. The holding company structure provides flexibility for expansion of our banking business through acquisition of other financial institutions and allows us to provide additional banking-related services that a traditional commercial bank may not be able to provide. See “SUPERVISION AND REGULATION.”

Return on Assets and Equity

The following table shows performance ratios of Mountain Bank Holding for the years ended December 31, 2003 and 2002. These ratios are among those commonly used in analyzing bank holding companies.

	December 31, 2003	December 31, 2002
Return on average assets	.93%	.88%
Return on average equity	8.51%	8.04%
Dividend payout ratio	0%	0%
Average equity average to assets ratio	10.89%	10.96%

Employees

Mountain Bank Holding had one and one-half full-time equivalent employees at December 31, 2003. Mt. Rainier Bank had a total of 65 full-time equivalent employees at December 31, 2003.

Properties

Mt. Rainier Bank’s main office is located in Enumclaw, Washington, at 501 Roosevelt Avenue, in an office building owned by Mt. Rainier Bank. The facility has 10,275 square feet with two drive-up windows, an automatic teller machine (ATM), and a night depository. The premises are fully equipped and include teller counters, key drawers, safe, safe deposit boxes, signs and alarm equipment. In addition to the main office in Enumclaw, Mt. Rainier Bank has the following branch locations:

Buckley Branch (opened February 6, 1995), located at 29290 Highway 410, Buckley, Washington. The facility has 3,100 square feet, a two-lane drive-up, an ATM and a night depository.

Black Diamond Branch (opened January 26, 1998), at 31329 Third Avenue, Black Diamond, Washington. The facility has 3,100 square feet, a two-lane drive up, an ATM, and a night depository.

Auburn Branch (opened November 16, 1998), located at 1436 Auburn Way South, Auburn, Washington. The facility has approximately 2,624 square feet, a two-lane drive up and includes an ATM and a night depository.

Maple Valley Branch (opened April 5, 2002), located at 23924 225th Way SE in Maple Valley, Washington. The facility has approximately 3,287 square feet, a two-lane drive-up, an ATM and a night depository.

Sumner Branch (opened March 26, 2003), located at 15104 Main Street in Sumner, Washington. The facility has approximately 3,768 square feet, a two-lane drive-up, an ATM and a night depository.

Mt. Rainier Bank owns all of the facilities described above.

In March 2003, Mountain Bank Holding purchased a vacant lot located at 1409 3rd Street along with a building located at 1445 3rd Street, Enumclaw, Washington. The building is approximately 2,880 square feet and will be used primarily as a storage facility. The vacant lot will be used for future expansion.

Management believes that the facilities are of sound construction and good operating condition, are appropriately insured and are adequately equipped for carrying on the business of the Company.

Legal Proceedings

There are no material pending legal proceedings to which we or Mt. Rainier Bank is a party or of which any of our properties are subject; nor are there material proceedings known to us to be contemplated by any governmental authority; nor are there material proceedings known to us, pending or contemplated, in which any director, officer or affiliate or any principal security holder, or any associate of any of the foregoing, is a party or has an interest adverse to us or Mt. Rainier Bank.

Market for Common Equity and Related Stockholder Matters

Market Information. No broker makes a market in our common stock, and trading has not been extensive. Trades that have occurred cannot be characterized as amounting to an active market. Our Shares are traded by individuals on a personal basis and they are not listed on any exchange or traded on the over-the-counter market. Due to the limited information available, the following price information may not accurately reflect the actual market value of the Shares. The following data includes trades between individual investors. It does not include the exercise of stock options or Shares issued under the Employee Stock Purchase Plan.

Period	# of Shares Traded		Price Range
2002
1st Quarter	4,949		$11.00 to $12.00
2nd Quarter	69,730	(1)	$12.00 to $13.50
3rd Quarter	7,563		$13.50
4th Quarter	8,551		$13.50 to $14.00

2003
1st Quarter	13,533		$13.50 to $14.00
2nd Quarter	2,895		$14.00
3rd Quarter	20,264		$14.00 to $14.50
4th Quarter	12,724		$14.25 to $15.00

(1)	Includes 60,000 shares sold in stock offering in April 2002

To the best of our knowledge, the most recent transaction in our Shares was 100 shares, at a price of $14.25 per Share, on February 26, 2004.

We have had a practice of conducting periodic stock offerings to fund our growth and expansion. Since 1994, we have had six stock offerings. Our most recent offering commenced in April 2002, pursuant to a prospectus dated April 10, 2002, in which we offered and sold 60,000 Shares at $12.50 per Share.

At December 31, 2003, stock options for 201,325 Shares were outstanding. See Note 11 of the consolidated financial statements for additional information.

Number of Equity Holders

As of March 1, 2004, there were 1,093 holders of record of shares.

Equity Compensation Plan Information

The following table sets forth certain information concerning equity compensation plans as of the year ended December 31, 2003.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in Column(a)(1)
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	201,325	$7.58	60,684
Equity compensation plans not approved by stockholders	0	$0	0

Total	201,325	$7.58	60,684

(1)	Includes 23,859 shares available for purchase under the Company’s Employee Stock Purchase Plan at December 31, 2003.

Mt. Rainier Bank

Mt. Rainier Bank primarily serves individuals and small and medium-sized businesses located in its primary trade area. Mt. Rainier Bank offers its customers a full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market areas at rates competitive in the area. In addition, retirement accounts such as IRAs (Individual Retirement Accounts) are available. Mt. Rainier Bank’s deposits are attracted primarily from individuals, merchants, small and medium-sized businesses, and professionals. Mt. Rainier Bank’s deposit accounts are insured by the FDIC up to the maximum amount, generally $100,000 per depositor, subject to aggregation rules.

The principal sources of Mt. Rainier Bank’s revenues are:

•	interest and fees on loans;

•	deposit service charges;

•	interest on deposits in other banks (generally on an overnight basis);

•	gains on mortgages originated and sold to the secondary market;

•	interest on investments; and

•	fees from sales of non-deposit investment products

Mt. Rainier Bank’s lending activity consists of:

•	Residential and commercial mortgage lending

•	Construction loans

•	short-to-medium-term commercial and consumer loans, including operating loans and lines;

•	equipment loans;

•	agriculture loans

•	automobile, recreational vehicle and truck loans;

•	personal loans or lines of credit;

•	home improvement and rehabilitation loans; and

•	VISA national credit cards

Mt. Rainier Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, automated teller machine access, debit cards, automatic draft for various accounts, telephone banking, internet banking and bill payment services. Mt. Rainier Bank has a night depository as well as drive-up services at each branch office.

Market Area and Competition

Mt. Rainier Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in Mt. Rainier Bank’s primary service area, which is South King County and East Pierce County, Washington, including the communities of Enumclaw, Black Diamond, Buckley, Auburn, Maple Valley, Sumner and elsewhere. All of the major regional commercial banks, including Bank of America, Key Bank, U.S. Bank, Wells Fargo, and Washington Mutual have a branch or branches within Mt. Rainier Bank’s primary service area. Mt. Rainier Bank is the only locally owned bank in Enumclaw.

Mt. Rainier Bank is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other financial institutions in the market area. In certain aspects of its business, Mt. Rainier Bank also competes with:

•	credit unions;

•	small loan companies;

•	insurance companies;

•	mortgage companies;

•	finance companies;

•	brokerage houses; and

•	other financial institutions

Some of our competitors are not subject to the same degree of regulation and restriction as Mt. Rainier Bank and some have financial resources greater than ours. The future success of Mt. Rainier Bank will depend primarily on the difference between the cost of its borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans, sales of loans and investments). Mt. Rainier Bank also receives non-interest income from sales of investment products, sales of mortgage loans, and income from service charges. Mt. Rainier Bank competes for funds with other institutions, which, in most cases, are significantly larger and are able to provide a greater variety of services than Mt. Rainier Bank and thus may obtain deposits even though they may offer lower rates of interest.

Enumclaw’s population is 11,100, having experienced a 46% growth rate since 1990. Enumclaw is primarily considered a residential community, with most growth in single-family residences. The local economy is dependent upon the forest products industry, farming, and tourism. Buckley has experienced less growth with a population of 4,505. Buckley is a residential community with very little business growth in the past few years. Black Diamond is now experiencing increased growth, with a population of 3,995, up from 1,760 in 1990. Auburn is a larger community with a population of 45,355, up from 35,230 in 1990. All of the major regional banks and savings and loans are located in Auburn. Maple Valley has current population of 15,730, up from 10,500 in 1997 when it became a city. Sumner’s population is 8,900.

Products and Services

As its asset base has grown, Mt. Rainier Bank has introduced new products and services to position itself to compete in its highly competitive market. Mt. Rainier Bank’s customers demand not only a wide range of financial products but also efficient and convenient service. In response to these demands, Mt. Rainier Bank has developed a mix of products and services utilizing technology available to the banking industry such as telephone banking, internet banking, bill payment services, and automatic teller machines. Mt. Rainier Bank also offers a wide range of commercial and retail banking products and services to its customers.

Deposit accounts include certificates of deposit, individual retirement accounts and other time deposits, checking and other demand deposit accounts, interest bearing checking accounts, savings accounts and money market accounts.

Loans include residential and commercial real estate, real estate construction and development, commercial, agriculture, and installment and consumer loans.

Other products and services include credit related insurance, ATMs, debit cards, safe deposit boxes, and non-deposit investment products.

Lending Activities

Mt. Rainier Bank’s major source of income is interest and fees charged on loans. The two main areas in which Mt. Rainier Bank has directed its lendable funds are real estate and commercial loans including agriculture loans. At December 31, 2003, these categories accounted for approximately 72% and 22%, respectively, of Mt. Rainier Bank’s total loan portfolio.

In general, Mt. Rainier Bank is permitted to make loans to single borrowers in aggregate amounts of up to 15% of Mt. Rainier Bank’s unimpaired capital and unimpaired surplus. Mt. Rainier Bank occasionally sells participations in loans when necessary to stay within lending limits or to otherwise limit Mt. Rainier Bank’s exposure.

Mt. Rainier Bank also seeks to reduce the risk of undue concentrations of loans to multiple borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. At December 31, 2003, no such concentration exceeded 10% of Mt. Rainier Bank’s loan portfolio, except for interim real estate construction loans, which totaled approximately 11% of loans. These construction loans are to a number of small contractors, with the largest of such loans totaling approximately $1,897,000. See “Loan Portfolio” below. Mt. Rainier Bank has no loans to foreign countries. Its policy generally is to lend within Washington State; however, Mt. Rainier Bank does have some loans to out-of-state borrowers.

Loan Policy

Interest income on loans is recognized based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

In the normal course of business there are various commitments outstanding and commitments to extend credits that are not reflected in the financial statements. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. Mt. Rainier Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized.

Lending activities are conducted under a written Loan Policy that has been adopted by the board of directors of Mt. Rainier Bank. Each loan officer has a defined lending authority. Regardless of lending authority, aggregate loans over $350,000 are approved by Mt. Rainier Bank’s Loan Committee, made up of the President and Credit Administrator of Mt. Rainier Bank and three directors and aggregate loans over $250,000 are reviewed subsequently by that committee.

Loan commitments are underwritten within Mt. Rainier Bank’s established guidelines for each loan category and carry no unusual risk. Mt. Rainier Bank experiences modest usage of these commitments.

At December 31, 2003, Mt. Rainier Bank had outstanding commitments to loan monies totaling $15,694,000. Of this, $7,485,000 (47.69%) is secured by real estate and $3,011,000 (19.19%) is unused commitments to fund VISA Gold credit cards. Commercial and other loan commitments total $5,198,000 or 33.12% of total commitments.

Mt. Rainier Bank has entered into agreements with other banks to participate in certain of Mt. Rainier Bank’s commitments to extend credit to customers.

Mt. Rainier Bank’s mortgage activity consists of originating residential loans in which the closing of each loan is preceded by its negotiated sale on the secondary market. Primarily, these loans are funded by Mt. Rainier Bank and promptly sold. Mt. Rainier Bank also makes residential construction loans in which a “take-out” is negotiated on the secondary market. Mt. Rainier Bank closely adheres to guidelines for loan-to-value ratios in connection with such loans.

Loan Portfolio

Total loans of $98,744,000 at December 31, 2003, reflected an increase of $16,483,000 or 20.04%, compared to total loans for the year ended December 31, 2002. Residential real estate loans, which historically have had low loss experience, decreased $1,273,000, or 9.42%. Construction and land development loans, loans secured by farmland, and commercial real estate loans increased by $16,622,000, or 39.13%. Commercial and industrial loans and agricultural loans increased by $1,016,000, or 4.95%. These types of loans carry a higher level of risk in that the borrowers’ ability to repay may be affected by local economic trends. Installment and other consumer loans increased by $118,000, or 2.05%. These loans, generally secured by automobiles and other consumer goods, contain a historically higher level of risk; however, this risk is mitigated by the fact that these loans generally consist of small individual balances. As the loan portfolio is concentrated in Enumclaw and surrounding communities, there is a risk that the borrowers’ ability to repay the loans could be affected by changes in local economic conditions.

The loan portfolio, as outlined below, is segmented into specific families of loans, i.e., consumer, commercial, construction and real estate. Each loan category has inherent risks. Commercial loans in Mt. Rainier Bank’s market area are affected by changes in local, regional, national and international economic conditions. Mt. Rainier Bank has identified four types of commercial loans that pose the highest risk in its portfolio: commercial loans related to “high tech”; aircraft production; forestry; and dairy-agriculture. Mt. Rainier Bank seeks to make good commercial credit decisions as a result of a thorough analysis of a corporate borrower, its management, the industry in which it operates, and the market it serves. Mt. Rainier Bank’s commercial loan analysis includes a review of each borrower’s operating results and financial condition and an assessment of expected future ability of the borrower to generate cash during an adverse economic environment. Consumer loans are affected by general employment factors.

Occupations relating to the four identified commercial loan risk areas above pose the most important risk components for assessing the risk in Mt. Rainier Bank’s consumer loan products. Mt. Rainier Bank has identified stability of income and collateral protection as two major components of its consumer loan risk rating system. Likewise, construction and real estate loans are influenced by supply and demand, which in turn is based on the amount of economic and population growth in Mt. Rainier Bank’s market area. Loans secured by real estate are evaluated as the most desirable based upon the important risk factor of ultimate repayment provided by safety of collateral value. Mt. Rainier Bank’s market area is supported by the major city and industrial area created by the Seattle, Washington, marketplace. Mt. Rainier Bank’s general market area is considered to be a bedroom community of this larger municipality, which is driven by the aircraft and high-tech industries. As such, the supply and demand factors affecting real estate values are currently supported by the economic soundness of the region. Mt. Rainier Bank continually assesses its lending risk based upon the stability of this major economic marketplace. Mt. Rainier Bank manages each portfolio segment by maintaining underwriting guidelines, policies, procedures and documentation requirements specific to each category. Likewise, Mt. Rainier Bank endeavors to make loans primarily within defined geographic areas.

The following table sets forth the composition of Mt. Rainier Bank’s loan portfolio at December 31, 2003 and December 31, 2002

	December 31, 2003		December 31, 2002
	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans

	(dollars in thousands)
Commercial and Agricultural	$21,526	21.80%	$20,510	24.93%
Real Estate:
Construction	10,833	10.97%	5,602	6.81%
Residential Mortgage	12,243	12.40%	13,516	16.43%
Commercial Real Estate	48,266	48.88%	36,875	44.83%
Consumer	5,876	5.95%	5,758	7.00%

Total loans	$98,744	100.00%	$82,261	100.00%

Total mortgage loans secured by real estate mortgages (72.25%) are composed of construction and land loans (10.97%), residential mortgages (12.40%), and commercial real estate (48.88%). All mortgage loans are underwritten within Mt. Rainier Bank’s established lending guidelines and are primarily made within Mt. Rainier Bank’s defined geographic area.

The following table sets forth the maturities and interest sensitivities of Mt. Rainier Bank’s loan portfolio at December 31, 2003.

	One Year or Less	Over One Through Five Years		Maturing After Five Years		Total
	Amount	Fixed	Variable	Fixed	Variable
Commercial and agricultural	$12,740	$4,749	$2,238	$1,799	$0	$21,526
Real Estate:
Construction	7,795	81	406	2,551	0	10,833
Mortgage	10,609	11,737	25,589	9,837	2,737	60,509
Consumer	1,484	3,610	0	642	140	5,876

Total	$32,628	$20,177	$28,233	$14,829	$2,877	$98,744

Loans with either fixed or variable interest rates are categorized by their maturity: Less than one year; One to five years; and over 5 years. At December 31, 2003, Mt. Rainier Bank had total loans of $32,628,000 maturing in less than one year. Of this amount, $24,337,000 or 74.59% are considered variable rate, indexed to the prime lending rate.

Assets

Management of Mt. Rainier Bank considers many criteria in managing assets, including credit-worthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth Mt. Rainier Bank’s interest earning assets by category at December 31, 2003 and 2002.

Earning Assets

	December 31, 2003		December 31, 2002
	Amounts	Percent of Earning Assets	Amounts	Percent of Earning Assets
	(dollars in thousands)
Loan portfolio	$98,744	67.80%	$82,261	61.73%
Investment portfolio	32,290	22.17%	29,562	22.19%
Federal funds sold and interest bearing deposits	13,920	9.56%	17,886	13.42%
Federal Reserve and Federal Home Loan Bank Stock	693.47%		671.50%
Loans held for sale	0	0%	2,871	2.16%

Total earning assets	$145,647	100.00%	$133,251	100.00%

Investment Securities Portfolio

At December 31, 2003 and 2002, obligations of the United States Government or its agencies represented 47.23% and 36.24% of the investment portfolio, respectively. The following table presents the composition of the carrying value of Mt. Rainier Bank’s investment portfolio at December 31, 2003 and 2002 and the dollar and percentage changes of each investment category.

	December 31, 2003	December 31, 2002	Dollar Change	Percentage Change
	(in thousands)
US Treasury securities	$3,624	$3,141	$483	15.38%
US Government and agency securities	11,628	7,573	4,055	53.55%
Mortgage backed securities	11,813	12,330	(517)	-4.19%
Municipal bonds	221	400	(179)	-44.75%
Corporate bonds	4,944	6,058	(1,114)	-18.39%
Equity securities	60	60	0	0%

Total	$32,290	$29,562	$2,728	9.23%

The following tables present the maturity distribution of the amortized cost and estimated market value of Mt. Rainier Bank’s debt securities at December 31, 2003 and 2002. The weighted average yields on these instruments are presented based on final maturity. Yields on obligations of states and political subdivisions have not been adjusted to a fully taxable equivalent basis.

	December 31, 2003
	One Year Or Less		Over One Through Five Years		Over Five Through Ten Years		Over Ten Years
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
US Treasury securities	$502	4.75%	$3,122	4.73%	$0	0%	$0	0%
US Government and agency securities	3,036	4.58%	8,592	3.37%	0	0%	0	0%
Mortgage backed securities	106	6.96%	9,767	4.81%	1,940	4.98%	0	0%
Corporate bonds	2,573	6.03%	2,371	5.69%	0	0%	0	0%
Municipal bonds (1)	82	4.60%	8	5.50%	131	4.50%	0	0%

Total	$6,299		$23,860		$2,071		$0
Weighted average yield		5.23%		4.37%		6.34%		0%

1)	Yields do not reflect tax-exempt status.

Investment Policy

The objective of Mt. Rainier Bank’s investment policy is to invest funds not otherwise needed to meet the loan demand of its market area to earn the maximum return for Mt. Rainier Bank, yet still maintain sufficient liquidity to meet fluctuations in Mt. Rainier Bank’s loan demand and deposit structure. In doing so, Mt. Rainier Bank balances the market and credit risks against the potential investment return, makes investments compatible with the pledge requirements of Mt. Rainier Bank’s deposits of public funds, maintains compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The Chief Executive Officer and the Senior Vice President/Cashier are authorized to execute security transactions for the investment portfolio based on the decisions of the funds management committee.

The funds management committee, which consists of Mt. Rainier Bank’s President/Chief Executive Officer, Chairman of the Board, Senior Vice President/Cashier and other directors, has full authority over the investment portfolio and makes decisions on purchases and sales of securities. All the investment transactions occurring since the previous board of directors’ meeting are reviewed by the board at its following monthly meeting, and the entire portfolio is reviewed on a quarterly basis. The investment policy allows portfolio holdings to include short-term securities purchased to provide Mt. Rainier Bank’s needed liquidity and longer-term securities purchased to generate level income for Mt. Rainier Bank over periods of interest rate fluctuations.

Mt. Rainier Bank’s investment securities portfolio of $32,290,000 at December 31, 2003, consisted of securities available for sale, which are carried at market value. In addition, unrealized gains on investment securities available for sale were $335,000 and unrealized losses were $108,000. Mt. Rainier Bank’s investment securities portfolio of $29,562,000 at December 31, 2002, consisted of securities available for sale, which are carried at market value. In addition, unrealized gains on investment securities available for sale were $603,000 and unrealized losses were $43,000.

At December 31, 2003, Mt. Rainier Bank had approximately $11,813,000 of mortgage-backed securities in the available for sale category, which constitutes approximately 36.58% of its investment securities portfolio. Structured notes have uncertain cash flows that are driven by interest rate movements and expose Mountain Bank Holding to greater market risk than traditional medium-term notes. All of Mt. Rainier Bank’s investments of this type are government agency issues (primarily Federal Home Loan Bank and Federal National Mortgage Association).

Investment Securities Portfolio

Mt. Rainier’s Bank’s investment policy is an integral part of its overall asset/liability management. The investment policy is designed to establish a portfolio that will provide liquidity necessary to facilitate making loans and to cover deposit fluctuations, while at the same time achieving a satisfactory investment return on the funds invested. Mt. Rainier Bank’s board of directors reviews the investment policy annually. Mt. Rainier Bank stresses the following attributes for its investments: Capital protection; liquidity; yield; risk management; and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, Mt. Rainier Bank is required to classify its portfolio into three categories: Held to Maturity; Trading Securities; and Available for Sale.

Held to Maturity securities include debt securities that Mt. Rainier Bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. At December 31, 2003, Mt. Rainier Bank had no securities Held to Maturity.

Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. As of December 31, 2003, Mt. Rainier Bank held no securities as Trading Securities.

Available for Sale securities include debt securities which may be sold to implement Mt. Rainier Bank’s asset/liability management strategies and in response to changes in interest rates, prepayment rates, and similar factors, and certain restricted equity securities. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders’ equity. At December 31, 2003, all securities held by Mt. Rainier Bank were classified as Available for Sale.

As a national bank and member of the Federal Reserve System, Mt. Rainier Bank is required to have $284,000 invested in the Federal Reserve Bank Stock. Also, as a member of the Federal Home Loan Bank, Mt. Rainier Bank is required to keep $409,000 in stock. This portion of Mt. Rainier Bank’s investment portfolio is not liquid.

Deposit Liability Composition

Mt. Rainier Bank’s primary sources of funds are interest-bearing deposits. The following table sets forth Mt. Rainier Bank’s deposit structure for the years ended December 31, 2003 and 2002.

	December 31, 2003		December 31, 2002
	Average Amounts	Average Rate Paid	Average Amounts	Average Rate Paid
Non-interest bearing demand	$20,890	0.00%	$17,901	0.00%
Interest-bearing demand	48,613	1.12%	38,448	1.60%
Savings	14,529	0.83%	12,600	0.99%
Certificates of deposit	30,918	2.51%	30,503	3.75%
Certificates of deposit over $100,000	16,460	2.90%	16,540	4.08%

Total	$131,410	1.74%	$115,992	2.61%

At December 31, 2003 , time deposits greater than $100,000 aggregated approximately $17,041,000 . The following table indicates the dollar amount of $100,000 or more deposits by the time remaining until maturity:

12/31/03
(in thousands)
Maturity in:
Three months or less:	$1,967
Over three months through six months	$3,038
Over six months through twelve months	$3,845
Over twelve months	$8,191

TOTAL	$17,041

Contractual Obligations

The following table represents outstanding contractual obligations and their respective due dates as of December 31, 2003;

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	$34	$2	$6	$6	$20
Certificates of Deposits	$48	$33	$16	$11	$0

Total	$82	$35	$22	$17	$20

The following table sets forth weighted average yields earned by Mt. Rainier Bank on its earning assets and the weighted average rates paid on its average deposits and other interest-bearing liabilities for the periods indicated. The table also presents a summary of changes in interest income, interest expense, and the interest rate differential aggregated by the changes in volumes and rates.

	Average Balance Sheets and Net Interest
	2003				2002
	Average Balance	Int Earned/ Expense		Annualized Yield/ Rate (1)	Average Balance	Int Earned/ Expense		Annualized Yield/ Rate (1)
	(dollars in thousands)
ASSETS
Interest earning assets:
Loans (2)	$91,351	$7,275	(3)	8.0%	$74,940	$6,590	(3)	8.8%
Investments	30,682	1,013	*	3.3%	31,676	1,358	*	4.3%
Fed funds sold and deposits in banks	16,247	177		1.1%	15,339	230		1.5%

Total interest earning assets	138,280	$8,465		6.1%	121,955	$8,178		6.7%

Non-interest earning assets:
Cash and due from banks	1,370				1,192
Premises and equipment	5,237				4,217
Other assets	4,505				4,235
Allowance for possible credit losses	(949)				(782)

TOTAL ASSETS	$148,443				$130,817

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing liabilities:
Interest bearing demand deposits	$48,613	$547		1.1%	$38,448	$615		1.6%
Savings	14,529	119.8%			12,600	125		1.0%
Certificates of deposit	30,918	775		2.5%	30,503	1,145		3.8%
Certificates of deposit over $100,000	16,460	477		2.9%	16,540	675		4.1%

Total interest bearing deposits	$110,520	$1,918		1.7%	$98,091	$2,560		2.6%
Other borrowings	35	3		8.6%	37	3		8.1%

Total interest bearing liabilities	$110,555	$1,921		1.7%	$98,128	$2,563		2.6%

Non-interest bearing liabilities:
Demand deposits	$20,890				$17,901
Other liabilities	830				456
Shareholders’ equity	16,168				14,332

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$148,443				$130,817

Net interest income		$6,544				$5,615

Net interest margin				4.7%				4.6%

*	Tax equivalent basis @ 34%
(1)	For purposes of computing the average yield, the Company used historical cost balances which do not give effect to changes in fair value that are reflected as a component of shareholders’ equity.
(2)	For purposes of these schedules, non-accruing loans are included in the average balances.
(3)	Loan fees of $922 and $789 for the years ended December 31, 2003 and 2002, have been included in interest income.

Changes in interest income and expense and volume and rate variances for the years ended December 31, 2003 and December 31, 2002, are shown below:

	2003			2002
	Net Change (1)			Net Change (1)
	Net Change	Volume	Yield	Net Change	Volume	Yield
	(in thousands)
Loans	$685	$1,348	$(663)	$214	$637	$(423)
Investments	(345)	(44)	(301)	(86)	294	(380)
Federal funds sold	(53)	13	(66)	(219)	102	(321)

Total	$287	$1,317	$(1,030)	$(91)	$1,033	$(1,124)

Interest bearing liabilities	$(68)	$140	$(208)	$(145)	$203	$(348)
Savings	(6)	18	(24)	(58)	33	(91)
Certificates of deposit	(370)	15	(385)	(594)	(10)	(584)
Certificates of deposit over $100,000	(198)	(3)	(195)	(168)	124	(292)

Total	$(642)	$170	$(812)	$(965)	$350	$(1,315)
Other borrowings	0	0	0	0	0	0

Total	$(642)	$170	$(812)	$(965)	$350	$(1,315)

Net interest income	$929	$1,147	$(218)	$874	$683	$191

(1)	Increases (decreases) are attributable to volume changes and rate changes on the following basis: Volume Change equals change in volume times prior year rate. Rate Change equals change in rate times prior year volumes. The Rate/Volume Change equals the change in volume times the change in rate, and it is allocated between Volume Change and Rate Change at the ratio that the absolute value of each of these components bears to the absolute value of their total.

Credit Risk Management and Allowance for Credit Losses

Credit risk and exposure to loss are inherent parts of the banking business. Mt. Rainier Bank’s management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of Mt. Rainier Bank’s operations. The loan review procedures are designed to monitor adherence to the established criteria and to ensure that such standards are enforced and maintained on a continuing basis.

Management’s objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, we have established specific terms and maturity schedules for each loan type, such as commercial, real estate, consumer, etc.

The loan portfolio is regularly reviewed and management determines the amount of loans to be charged off. In addition, such factors as Mt. Rainier Bank’s previous loan loss experience, prevailing economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require Mt. Rainier Bank to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion of a loan that is classified as a “loss” by regulatory examiners is charged off.

The allowance for credit losses is maintained at a level sufficient to provide for probable credit losses based on evaluating known and inherent risks in the loan portfolio. The allowance is provided based upon management’s continuing analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, delinquency levels, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The detailed analysis includes techniques to estimate the fair value of loan collateral and the existence of potential alternative sources of repayment. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. The appropriateness of the allowance for losses on loans is estimated based upon these factors and trends identified by management at the time consolidated financial statements are prepared.

When available information confirms that specific loans or portions thereof are uncollectible, identified amounts are charged against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not demonstrated the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

In accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, an amendment of SFAS No. 114, a loan is considered impaired when it is probable that a creditor will be unable to collect all amounts (principal and interest) due according to the contractual terms of the loan agreement. Smaller balance homogenous loans, such as residential mortgage loans and consumer loans, are collectively evaluated for potential loss. When a loan has been identified as being impaired, the amount of the impairment is measured by using discounted cash flows, except when, as a practical expedient, the current fair value of the collateral, reduced by costs to sell, is used. When the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest), an impairment is recognized by creating or adjusting an allocation of the allowance for loan losses. Uncollected accrued interest is reversed against interest income. If ultimate collection of principal is in doubt, all cash receipts on impaired loans are applied to reduce the principal balance.

A provision for credit losses is charged against income and is added to the allowance for credit losses based on quarterly assessments of the loan portfolio. The allowance for credit losses is allocated to certain loan categories based on the relative risk characteristics, asset classifications and actual loss experience of the loan portfolio. While management has allocated the allowance for credit losses to various loan portfolio segments, the allowance is general in nature and is available for the loan portfolio in its entirety.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank’s control. These factors may result in losses or recoveries differing significantly from those provided in the consolidated financial statements. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for credit losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance for credit losses at December 31, 2003, was $1,101,000, or 1.12% of loans outstanding, net of unearned income.

The following table presents data related to Mountain Bank Holding’s allowance for credit losses for the years ended December 31, 2003 and 2002.

Summary of Credit Loss Experience and Related Information

	Year Ended December 31, 2003	Year Ended December 31, 2002
	(dollars in thousands)
Allowance for credit losses (beginning of period)	$852	$753

Loans charged off:
Commercial and agricultural	101	10
Real estate construction	0	0
Real estate mortgage	0	221
Consumer	41	47

Total	142	278

Recoveries of loans previously charged off:
Commercial and agricultural	3	10
Real estate construction	0	0
Real estate mortgage	0	0
Consumer	3	7

Total	6	17

Net loans charged off	136	261
Provision for possible credit losses	385	360

Allowance for possible credit losses (end of period)	$1,101	$852

Loans outstanding:
Average	$91,351	$74,940
End of period	$98,744	$82,261
Ratio of allowance for credit losses to total loans outstanding
Average	1.21%	1.14%
End of period	1.12%	1.04%
Ratio of net charge-offs to average loans outstanding	0.15%	0.35%

Allocation of the Allowance for Credit Losses

Management does not normally allocate the allowance for credit losses to specific loan categories. An allocation to major categories is made for presentation purposes only. This allocation does not necessarily measure anticipated future credit losses; rather it seeks to measure management’s current assessment of perceived credit loss exposure and the impact of current and anticipated economic conditions.

The allowance for credit losses, in management’s judgment, is allocated as follows to cover probable loan losses:

	December 31, 2003		December 31, 2002
	Allocation of allowance for credit losses	% of loans to total loans	Allocation of allowance for credit losses	% of loans to total loans
Commercial and agriculture	$413	21.80%	$395	24.93%
Real estate construction	98	10.97%	41	6.81%
Real estate mortgage	467	61.28%	272	61.26%
Consumer	123	5.95%	144	7.00%

Total	$1,101	100.00%	$852	100.00%

The foregoing conditions and adjustments reflect management’s best estimate of items recognized when adjusting the loss percentage for each pool of loans and adjustments to historical experience. These factors affect our assessment of low and high estimates of losses in our portfolio. The determination of the amounts of the provisions for loan losses is based on management’s current judgment and the quality of the loan portfolio, and considers all known, relevant internal and external factors that affect loan collectibility. These include regional economic indicators such as employment; retail sales; real estate trends and specific areas of concentration for our market including the forest and dairy/agricultural industries. Mt. Rainier Bank has also accounted for categories of loan risk not reflected in the table above including such potential advances as letters of credit, unfunded commitments to lend and mortgages held for sale.

During 2003, the loan loss allocations by category made only marginal adjustments as the overall percentages of loans in each pool of loans changed. Consumer loans, as a percentage of overall loans, decreased from 7.00% of the bank’s loan portfolio to 5.95% as of December 31, 2003. Likewise, commercial and agriculture loans decreased from 24.93% to 21.80%. On the other hand, less risky loans such as real estate mortgages increased from 68.07% of the portfolio to 72.25%, which had the effect of balancing out the need to increase loss reserves in any higher proportion than the portfolio grew as a whole. During this period, Mt. Rainier Bank made no changes in its estimation methods or assumptions that affect the allowance.

Other factors affecting loan loss reserve allocations were loan quality and changes in criticized and classified credits within the portfolio. Loan quality remained satisfactory with only $435,000 in past due loans at year-end. Criticized-classified loans ended the year with an increase of $297,000 from the prior year-end, indicating that the portfolio, by Mt. Rainier Bank’s evaluation, generally remains stable with no expected trends to impair this conclusion.

Risk Elements—Nonaccrual, Past Due and Restructured Loans

The following table sets forth information regarding non-performing loans of Mt. Rainier Bank on the dates indicated.

At December 31, 2003 and 2002

	90 Days or More Past Due		Nonaccrual		Restructured		Lost Interest
	12/31/03	12/31/02	12/31/03	12/31/02	12/31/03	12/31/02	12/31/03	12/31/02
	(in thousands)
Commercial and agriculture	$0	$0	$88	$88	$0	$0	N/A	$3
Real estate	$0	$0	$0	$0	$0	$0	N/A	N/A
Consumer	$0	$0	$16	$0	$0	$0	$1	N/A

TOTAL	$0	$0	$104	$88	$0	$0	$1	$3

Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower’s financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The purpose of this discussion and analysis is to provide the reader with a concise description of the financial condition and changes therein and results of operations for Mountain Bank Holding and Mt. Rainier Bank for the years ended December 31, 2003, 2002 and 2001.

This discussion and analysis is intended to complement the audited consolidated financial statements and footnotes and the supplemental financial data and charts appearing elsewhere in this report, and should be read in conjunction with them. This discussion and analysis will focus on the following major areas: Financial Condition, Operating Results, Capital Requirements, Liquidity Resources, Asset Liability Management and Asset Quality.

Forward Looking Statement Disclosure

In addition to historical information, this report contains certain “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). This statement is included for the express purpose of availing the Company of the protections of the safe harbor provisions of the PSLRA. The forward-looking statements contained in this report are subject to factors, risks, and uncertainties that may cause actual results to differ materially from those projected. Important factors that might cause such a material difference include, but are not limited to, those discussed in this section of the report. In addition, the following items are among the factors that could cause actual results to differ materially from the forward looking statements in this report: general economic conditions, including their impact on capital expenditures; business conditions in the banking industry; the regulatory environment; new legislation; vendor quality and efficiency; employee retention factors; rapidly changing technology and evolving banking industry standards; competitive factors, including increased competition with community, regional, and national financial institutions; fluctuating interest rate environments; and similar matters. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of the statement. The Company undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this report. Readers should carefully review the risk factors described in this and other documents we file from time to time with the Securities and Exchange Commission.

Critical Accounting Policy

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. Based on its consideration of accounting policies that involve the most complex and subjective decisions and assessments, management has identified its most critical accounting policy to be that related to the allowance for credit losses. The Company’s allowance for credit loss methodology incorporates a variety of risk considerations, both quantitative and qualitative in establishing an allowance for credit loss that management believes is appropriate at each reporting date. Quantitative factors include the Company’s historical loss experience, delinquency and charge-off trends, collateral values, changes in nonperforming loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrowers’ sensitivity to interest rate movements. Qualitative factors include the general economic environment in the Company’s markets, including economic conditions and in particular, the state of certain industries. Size and complexity of individual credits in relation to loan structure, existing loan policies and pace of portfolio growth are other qualitative factors that are considered in the methodology. As the Company adds new products and increases the complexity of its loan portfolio, it will enhance its methodology accordingly. Management may report a materially different amount for the provision for credit losses in the statement of operations to change the allowance for credit losses if its assessment of the above factors were different. This discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes presented elsewhere herein, as well as the portion of this Management’s Discussion and Analysis section entitled “Financial Condition—Allowance for Credit Losses”. Although management believes the levels of the allowance as of both December 31, 2003 and 2002 were adequate to absorb probable losses in the loan portfolio, a decline in local economic conditions, or other factors, could result in increasing losses that cannot be reasonably predicted at this time.

Comparison of Financial Condition at December 31, 2003 and 2002

Total Assets: Mountain Bank Holding’s total assets grew 9.15% or $13,102,000 during 2003 to an end of year total of $156,276,000. The growth in assets during 2003 is primarily attributable to deposit growth of $11,764,000 from current and new banking customers.

Cash and Due from Financial Institutions: Cash and due from financial institutions and interest-bearing deposits in banks decreased $3,847,000 from a total of $19,408,000 in 2002 to a total of $15,561,000 in 2003. The decrease was primarily in overnight investments which were rolled into our investment portfolio.

Investment Portfolio: The investment portfolio increased by $2,728,000 to $32,290,000 from $29,562,000 in 2002. Government agencies increased by $4,055,000, US Treasury securities increased $483,000 for the year, while Mortgage Backed Securities decreased by $517,000 and corporate bonds decreased by $1,114,000.

Loans Receivable and Loans Held For Sale, net of allowance for credit losses: Loans grew during 2003 by $16,483,000 or 20.04% from $82,261,000 at year end 2002 to $98,744,000 at year end 2003. The majority of this growth was in real estate loans, which grew by 27.41% or $15,349,000 to $71,342,000 at year-end 2003. Commercial and agricultural loans increased by $1,016,000 or 4.95% to a 2003 year-end total of $21,526,000. Consumer loans increased by $118,000 or 2.05% to $5,876,000 at the end of 2003. There were no loans held for sale at December 31, 2003 compared to $2,871,000 at December 31, 2002.

Deposits: Deposits grew during 2003 by $11,764,000 or 9.26% to $138,775,000 at year-end 2003.

Shareholders’ Equity: Total shareholders’ equity increased by $1,354,000 to a total of $16,895,000 at December 31, 2003. The components of shareholders’ equity were affected by the exercise of stock options, net income of $1,376,000 and a decrease in accumulated other comprehensive income of $220,000.

Comparison of Financial Condition at December 31, 2002 and 2001

Total Assets: Mountain Bank Holding’s total assets grew 13.74% or $17,293,000 during 2002 to an end of year total of $143,174,000. The growth in assets during 2002 is primarily attributable to deposit growth of $14,900,000 from current and new banking customers.

Cash and Due from Financial Institutions: Cash and due from financial institutions and interest-bearing deposits in banks increased $2,333,000 from a total of $17,075,000 in 2001 to a total of $19,408,000 in 2002. The increase was primarily in overnight investments funded by deposit growth not utilized to fund loan growth.

Investment Portfolio: The investment portfolio decreased by $2,050,000 to $29,562,000 from $31,612,000 in 2001. Government agencies decreased by $665,000, US Treasury securities increased $51,000 for the year, while Mortgage Backed Securities increased by $561,000 and corporate bonds decreased by $1,955,000. As investment securities matured, funds were utilized to make loans.

Loans Receivable and Loans Held For Sale, net of allowance for credit losses: Loans grew during 2002 by $13,374,000 or 19.41% from $68,887,000 at year end 2001 to $82,261,000 at year end 2002. The majority of this growth was in real estate loans which grew by 24.18% or $10,904,000 to $55,993,000 at year-end 2002. Commercial and agricultural loans increased by $2,027,000 or 10.97% to a 2002 year end total of $20,510,000.

Consumer loans increased by $443,000 or 8.33% to $5,758,000 at the end of 2002. There were $2,871,000 in loans held for sale at December 31, 2002 compared to $1,093,000 at December 31, 2001.

Deposits: Deposits grew during 2002 by $14,900,000 or 13.29% to $127,011,000 at year end 2002. Noninterest-bearing deposits increased by $2,810,000, while savings and interest bearing demand increased by $13,378,000. Time deposits decreased by $1,288,000.

Shareholders’ Equity: Total shareholders’ equity increased by $2,238,000 to a total of $15,541,000 at December 31, 2002. The components of shareholders’ equity were affected by the exercise of stock options, net income of $1,152,000 and an increase in accumulated other comprehensive income of $273,000, along with the offering of 60,000 shares of common stock producing net proceeds of $698,000.

Comparison of Operating Results for Years Ended December 31, 2003 and 2002

Net Income: Net income for the year ended December 31, 2003 was $1,376,000, which represents an increase of $224,000 from year-end 2002 net income of $1,152,000. Mountain Bank Holding’s return on average assets was .93% for 2003 and .88% for 2002. Our return on average equity was 8.51% for 2003 compared to 8.04% for 2002. Basic earnings per share increased from $0.55 in 2002 to $0.64 per share in 2003. Diluted earnings per share increased from $0.52 in 2002 to $0.61 in 2003.

Net Interest Income: Net interest income increased $930,000 to $6,536,000 in 2003 compared to $5,606,000 in 2002. Average earning assets increased to $138,280,000 from $121,955,000, which represented a 13.39% increase. However, the yield on average earning assets decreased from 6.7% to 6.1% or .6%. We are asset sensitive, which means that our assets reprice faster than our liabilities. In periods of declining interest rates such as we have experienced in the last few years, our net interest margin is compressed until we can reprice our liabilities. Average interest bearing liabilities increased $12,427,000 or 12.67% with the yield on interest bearing liabilities decreasing from 2.6% to 1.7%. Mt. Rainier Bank’s net interest margin increased to 4.7% in 2003 from 4.6% in 2002.

Provision for Credit Losses: The provision for credit losses increased from $360,000 for 2002 to $385,000 for 2003. For the years ended December 31, 2003 and 2002, net charge-offs were $136,000 and $261,000 respectively. The provision for credit losses is determined by management based on the factors and processes described above under “BUSINESS—Credit Risk Management and Allowance for Credit Losses.”

The allowance for credit losses increased $249,000 to $1,101,000 at December 31, 2003 from $852,000 at December 31, 2002. The increased level of allowance for credit losses was primarily due to the growth in the loan portfolio.

Non-Interest Income: In addition to the foregoing increase in net interest income, Mountain Bank Holding’s non-interest income for 2003 increased by $264,000 due primarily to a large increase in gains on mortgage loans sold. Income from these gains increased $274,000 to $614,000 in 2003 from $340,000 in 2002. Due to the low interest rate environment, the mortgage department production increased 81% in 2003. We do not anticipate this high level of production to continue in 2004.

Non-Interest Expense: The impact of the foregoing items was reduced by an increase in non-interest expenses of $818,000 to $5,767,000 in 2003 from $4,949,000 in 2002. This increase was primarily due to the addition of four full time equivalent staff positions, $101,000 increase in commissions paid to mortgage representatives, $65,000 increase in employment benefit expense and $47,000 in employment taxes paid. Non-interest expense as a percent of average assets increased only slightly at 3.88% in 2003 compared to 3.78% in 2002 as evidenced in the following table.

Non-Interest Expense	2003	% of Average Assets	2002	% of Average Assets
Salaries and employee benefits	$3,395	2.29%	$2,869	2.19%
Occupancy expenses	330.22%		256.20%
Furniture and equipment	535.36%		434.33%
Advertising	46.03%		54.04%
Professional fees	106.07%		118.09%
Business and occupation taxes	121.08%		110.08%
Customer check expense	48.03%		50.04%
Data processing expense	387.26%		365.28%
Director fees	130.09%		116.09%
FDIC assessment	20.01%		19.01%
OCC assessment	54.04%		50.04%
Office and stationary expense	114.08%		102.08%
Postage	47.03%		44.03%
Telephone	83.06%		78.06%
Other	351.24%		284.22%

TOTAL	$5,767	3.88%	$4,949	3.78%

Provision for Income Taxes: The provision for income taxes increased to $623,000 in 2003 from $496,000 in 2002, primarily as a result of higher income. The effective rate was 31.17% for 2003, compared to 30.10% in 2002.

Comparison of Operating Results for Years Ended December 31, 2002 and 2001

Net Income: Net income for the year ended December 31, 2002 was $1,152,000, which represents an increase of $212,000 from year-end 2001 net income of $940,000. Mountain Bank Holding’s return on average assets was .88% for 2002 and .83% for 2001. Our return on average equity was 8.04% for 2002 compared to 7.40% for 2001. Basic earnings per share increased from $0.46 in 2001 to $0.55 per share in 2002. Diluted earnings per share increased from $0.44 in 2001 to $0.52 in 2002.

Net Interest Income: Net interest income increased $598,000 to $5,246,000 in 2002 compared to $4,648,000 in 2001. Average earning assets increased to $121,955,000 from $105,688,000, which represented a 15.39% increase. However, the yield on average earning assets decreased from 7.8% to 6.7% or 1.1%. We are asset sensitive, which means that our assets reprice faster than our liabilities. In periods of declining interest rates such as we have experienced in the last few years, our net interest margin is compressed until we can reprice our liabilities. Average interest bearing liabilities increased $13,822,000 or 16.4% with the yield on interest bearing liabilities decreasing from 4.2% to 2.6%. Mt. Rainier Bank’s net interest margin increased to 4.6% in 2002 from 4.5% in 2001.

Provision for Credit Losses: The provision for credit losses increased from $85,000 for 2001 to $360,000 for 2002. For the years ended December 31, 2002 and 2001, net charge-offs were $261,000 and $32,000 respectively. The provision for credit losses is determined by management based on the factors and processes described above under “BUSINESS—Credit Risk Management and Allowance for Credit Losses.”

The allowance for credit losses increased $99,000 to $852,000 at December 31, 2002 from $753,000 at December 31, 2001. The increased level of allowance for credit losses was primarily due to the growth in the loan portfolio.

Non-Interest Income: In addition to the foregoing increase in net interest income, Mountain Bank Holding’s non-interest income for 2002 increased by $204,000 due to an increase in gains on mortgage loans sold in the amount of $49,000 and income received from the purchase of Bank Owned Life Insurance “BOLI” of $174,000. The bank purchased $3,000,000 of BOLI during the last quarter of 2001. The annual increases in cash surrender value of the insurance policies are reported as tax-exempt non-interest income under the current provisions of the IRS code. The Bank anticipates that the tax-equivalent yield on this asset will be greater than alternative investments and will help the Bank offset the cost of employee benefit plans.

Non-Interest Expense: The impact of the foregoing items was reduced by an increase in non-interest expenses of $572,000 to $4,949,000 in 2002 from $4,377,000 in 2001. This increase was attributable to $335,000 in salaries and employee benefit cost, $100,000 in occupancy expense due to the opening of the Maple Valley office and $137,000 in other expense as shown in the table below. Non-interest expense as a percent of average assets decreased slightly at 3.78% in 2002 compared to 3.88% in 2001 as evidenced in the following table.

Non-Interest Expense	2002	% of Average Assets	2001	% of Average Assets
Salaries and employee benefits	$2,869	2.19%	$2,534	2.25%
Occupancy expenses	256.20%		218.19%
Furniture and equipment	434.33%		372.33%
Advertising	54.04%		45.04%
Professional fees	118.09%		91.08%
Business and occupation taxes	110.08%		104.09%
Customer check expense	50.04%		46.04%
Data processing expense	365.28%		361.32%
Director fees	116.09%		73.06%
FDIC assessment	19.01%		17.02%
OCC assessment	50.04%		50.04%
Office and stationary expense	102.08%		83.07%
Postage	44.03%		42.04%
Telephone	78.07%		74.07%
Other	284.22%		276.22%

TOTAL	$4,949	3.78%	$4,377	3.88%

Provision for Income Taxes: The provision for income taxes increased to $496,000 in 2002 from $478,000 in 2001, primarily as a result of higher income. The effective rate decreased in 2002 to 30.10% from 33.71% in 2001.

Capital Adequacy

Capital adequacy refers to the level of capital required to sustain asset growth over time and to absorb losses. Our objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. This is achieved by improving profitability through effectively allocating resources to more profitable businesses, improving asset quality, strengthening service quality, and streamlining costs. The primary measures used by management to monitor the results of these efforts are the ratios of average equity to average assets, average tangible equity to average tangible assets, and average equity to net loans.

The Federal Reserve Board has adopted capital guidelines governing the activities of bank holding companies. These guidelines require the maintenance of an amount of capital based on risk-adjusted assets so that categories of assets with potentially higher credit risk will require more capital backing than assets with lower risk. In addition, banks and bank holding companies are required to maintain capital to support, on a risk-adjusted basis, certain off-balance sheet activities such as loan commitments.

The capital guidelines classify capital into two tiers, referred to as Tier I and Tier II. Under risk-based capital requirements, total capital consists of Tier I capital which is generally common shareholders’ equity less goodwill and Tier II capital which is primarily a portion of the allowance for credit losses and certain qualifying debt instruments. In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending primarily on the regulatory assigned levels of credit risk associated with such assets. Off-balance sheet items are considered in the calculation of risk-adjusted assets through conversion factors established by the regulators. The framework for calculating risk-based capital requires banks and bank holding companies to meet the regulatory minimums of 4% Tier I and 8% total risk-based capital. In 1990 regulators added a leveraged computation to the capital requirements, comparing Tier I capital to total average assets less goodwill.

At December 31, 2003, Mt. Rainier Bank exceeded the regulatory minimums and qualified as a well-capitalized institution under the regulations.

The Federal Deposit Insurance Corporation Improvement Act of 1992 established five capital categories for banks and bank holding companies. The bank regulators adopted regulations defining these five capital categories in September 1992. Under these new regulations each bank is classified into one of the five categories based on its level of risk-based capital as measured by Tier I capital, total risk-based capital, and Tier I leverage ratios and its supervisory ratings.

Mountain Bank Holding’s equity capital was $16,895,000 at year end 2003 compared to $15,541,000 at year end 2002. This increase of $1,354,000 consists of net income of $1,376,000 and a decrease in unrealized gains on available for sale securities of $220,000 for 2003. The additional increase of $198,000 was attributed to the exercise of stock options. No cash dividends were paid by Mountain Bank Holding during 2003.

At December 31, 2003, Mountain Bank Holding’s Tier 1 Capital to Average Assets was 10.86%, Tier 1 Capital to Risk Weighted Assets was 14.34% and Total Capital to Risk Weighted Assets was 15.28%. Mountain Bank Holding would be considered “well capitalized” within applicable Federal banking regulatory guidelines at December 31, 2003. See Note 15 to Mountain Bank Holding’s Consolidated Financial Statements contained in this document for a table that shows the requirements for being considered “well capitalized” under such guidelines.

It has been the practice of Mountain Bank Holding to fund our growth and expansion through periodic stock offerings. Since its inception in 1993, we have had six stock offerings. The most recent offering commenced in April 2002, pursuant to a prospectus dated April 10, 2002, in which we offered and sold 60,000 shares at $12.50 per Share.

Liquidity Resources

Liquidity. The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors and regulators. Mt. Rainier Bank’s liquidity, represented by cash and cash due from banks, federal funds sold and interest-bearing deposits in other banks, is a result of its operating, investing and financing activities. In order to ensure funds are available at all times, Mt. Rainier Bank devotes resources to projecting on a monthly basis the amount of funds that will be required and maintains relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets that are generally matched to correspond to the maturity of liabilities. Mt Rainier Bank has borrowing lines at three correspondent banks in the aggregate amount of $7,200,000 and a borrowing line at Federal Home Loan Bank of Seattle in the approximate amount of $15,500,000 for a total available of $22,700,000 for short term funding.

Although Mt. Rainier Bank has no formal liquidity policy, in the opinion of management, its liquidity levels are considered adequate. Neither Mountain Bank Holding nor Mt. Rainier Bank is subject to any specific liquidity requirements imposed by regulatory orders. Mt. Rainier Bank is subject to general FDIC guidelines that do not require a minimum level of liquidity. Management believes its liquidity ratios meet or exceed these guidelines. Management does not know of any trends or demands that are reasonably likely to result in liquidity increasing or decreasing in any material manner.

The Bank’s primary investing activity is the origination of real estate, commercial and consumer loans. During the years ended December 31, 2003, 2002 and 2001, the Bank originated $81.4 million, $74.9 million and $50.2 million in loans, respectively. At December 31, 2003 the Bank had outstanding loan commitments of $15.7 million and outstanding letters of credit of $374 thousand. The Bank anticipates that it will have sufficient funds available to meet current loan commitments,

The Bank’s liquidity is also impacted by the volume of mortgage loans sold. During the years ended December 31, 2003, 2002 and 2001, the Bank sold $40.0 million, $33.7 million, and $28.4 million of residential mortgage loans. The increased loan sales were due in large part to the refinancing cycle brought on by decreasing interest rates.

The Bank’s liquidity has been impacted by increases in deposit levels. During the years ended December 31, 2003, 2002 and 2001deposits increased by $11.8 million, $15.0 million and $22.5 million.

Investment securities and interest bearing deposits decreased to $46.9 million at December 31, 2003 from $48.1 million at December 31, 2002.

Impact of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on operations of Mountain Bank Holding is reflected in increased operating costs. Unlike most industrial companies, virtually all of Mountain Bank Holding’s assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Asset and Liability Management

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap, as we have recently experienced, would tend to adversely affect net interest income, at least in the short term.

The asset/liability committee, which consists of Mt. Rainier Bank’s Chief Executive Officer, the Senior Vice President/Cashier, the Credit Administrator and other officers, is charged with monitoring the liquidity and funds position of Mt. Rainier Bank. The Committee regularly reviews:

•	Information on current economic conditions and the outlook for interest rates;

•	The asset/liability position of Mt. Rainier Bank;

•	Mt. Rainier Bank’s current and projected liquidity position;

•	Maturity/average life of the portfolio as a whole;

•	Composition of the portfolio; and

•	The tax position of the institution.

Mt. Rainier Bank uses the “ALX” asset liability management model, a proprietary system. At December 31, 2003, we had a negative cumulative repricing gap within one year of approximately $46,891,000, or approximately 33.91% of total average earning assets. This negative repricing gap indicates that our future earnings may be materially adversely impacted by a rise in market interest rates, and such impact would primarily be felt in the twelve month period after such a rise in rates.

The following table represents interest sensitivity profiles for Mt. Rainier Bank as of December 31, 2003. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. “Interest sensitive gap” is the difference between total earning assets and total interest-bearing liabilities repricing in any given period.

Gap Analysis

December 31, 2003

	Total Within One Year	One Year to Five Years	Over Five Years
	(Dollars in thousands)
Rate sensitive assets:

Loans, including loans held for sale	$32,628	$48,410	$17,706
Investments	6,299	23,860	2,071
Interest bearing deposits	13,919	—	—

TOTAL	$52,842	$72,270	$19,777

Rate sensitive liabilities:

Savings, NOW and interest checking	$66,720	—	—
Time deposits	33,017	$15,282	—

TOTAL	$99,737	$15,282	$0

Interest sensitive gap	($46,891)	$56,988	$19,777

Cumulative gap	($46,891)	$10,097	$29,874

Cumulative gap as a % of average earning assets	(33.91%)	7.30%	21.60%

Currently, Mt. Rainier Bank’s interest sensitivity gap is negative within one year. Assuming that general market interest rate changes affected the repricing of assets and liabilities in equal magnitudes, this indicates that the effect of rising interest rates on Mountain Bank Holding would be a decrease in the net interest margin, whereas falling interest rates would cause a corresponding increase in margin. The bank’s asset liability model assumes assets and liabilities reprice at different times, therefore the net interest margin change could vary from these scenarios as evidenced in the chart below.

Mt. Rainier Bank’s sensitivity to gains or losses in future earnings due to hypothetical increases or decreases in the Fed Funds rate as measured by its financial model are as follows:

Increase in Interest Rates	Net Interest Margin Change	Decrease in Interest Rates	Net Interest Margin Change
+1%	$288,000	-.50%	$(47,000)
+2%	$575,000	-1.00%	$(94,000)

Rate increases will generally increase the Company’s equity, while rate decreases will generally reduce equity.

Asset Quality

Nonperforming assets include accruing loans past due ninety days or more, non-accrual loans, loans which have been restructured to provide a reduction or deferral of interest or principal for reasons related to the debtors financial difficulties, potential problem loans and loan concentrations, and foreclosed real estate.

Generally the accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The following table summarizes the Bank’s nonaccrual, past due, foreclosed real estate and restructured assets for the years ended December 31:

	2003	2002
Loans accounted for on a Non-accrual basis
Commercial	$88	$88
Consumer	$16	-0-
Accruing loans which are past due 90 days or more
Commercial	-0-	-0-
Real Estate	-0-	-0-
Consumer	-0-	-0-
Foreclosed real estate	$140	$151

Non-accrual loans, which totaled $104,000 consisted of one commercial loan secured by raw land and one consumer loan secured by a vehicle and boat. Non-accrual loans as a percentage of net loans before the allowance for credit losses was 1.05% at year-end 2003 and 1.07% at year end 2002. Non performing loans as a percentage of the allowance for credit losses was 9.45% at year-end 2003, which is a measure of Mt. Rainier Bank’s ability to cover problem assets with existing reserves.

Foreclosed real estate, which totaled $140,000 and $151,000 at year-end 2003 and 2002, consisted of one single-family residence.

Mountain Bank Holding had no material restructured loans in 2003 or 2002. The asset quality of Mountain Bank Holding continues to be good, which is a result of good underwriting standards coupled with aggressive collection efforts and a stable local economy.

There are certain amounts of interest that have not been accrued and certain amounts that have been collected on the above loans and included in income, which are indicated in the table below:

	2003	2002	2001
Total interest income which would have been recorded during the period under original terms of loans on non-accrual	$1	$3	$0
Interest income included in net income for the period	$7	$2	$0

There were no commitments for additional funds related to loans above.

The provision for losses on loans was $385,000 for 2003, which is an increase of $25,000 over the provision of $360,000 for 2002. The provision for credit losses is based on ongoing, quarterly analyses of the loan portfolio as well as general economic conditions, historic loan loss experience and loan mix.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has issued Statement 149, Amendments of Statement 133 on Derivative Instruments and Hedging. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The Statement was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Implementation of the Statement on July 1, 2003 did not have a significant impact on the consolidated financial statements.

The Financial Accounting Standards Board has issued Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and requires that certain freestanding financial instruments be reported as liabilities on the consolidated balance sheets. For the Company, the Statement was effective July 1, 2003 and implementation had no significant impact on the consolidated financial statements

MANAGEMENT

Directors and Executive Officers

The directors and executive officers of Mountain Bank Holding are:

Name	Age	Position(s) Held
Roy T. Brooks	63	Chairman and CEO

Susan K. Bowen-Hahto	55	Director

Brian W. Gallagher	54	Director

Michael K. Jones	61	Director

Barry C. Kombol	53	Director

John W. Raeder	67	Director

J. B. Rupert	61	Director

Garrett S. Van Beek	68	Director

Hans Rudolph Zurcher	67	Director

Steve W. Moergeli	50	Director and President/CEO of Mt. Rainier Bank

Sheila M. Brumley	49	Secretary and CFO of Mountain Bank Holding and Senior Vice President and Cashier of Mt. Rainier Bank

All directors except Mr. Rupert have served since the incorporation of Mountain Bank Holding in 1993 and have also served as members of the board of directors of Mt. Rainier Bank since Mt. Rainier Bank commenced operations in 1990, with the exception of Mr. Moergeli who has served since March 1997 and Mr. Rupert who has served since January 2001. No director of Mountain Bank Holding is a director or executive officer of another bank holding company, bank, savings and loan association, or credit union.

Under our Articles of Incorporation, the board of directors is divided into three classes of directors, serving staggered terms. The terms of Messrs. Gallagher, Jones and Zurcher expire in 2005; the terms of Messrs. Brooks and Moergeli and Ms. Bowen-Hahto expire in 2006; and the terms of Messrs. Kombol, Raeder, Rupert and Van Beek expire in 2004.

Roy T. Brooks is Chairman and Chief Executive Officer of Mountain Bank Holding and Chairman of Mt. Rainier Bank. Mr. Brooks previously served as Chairman and CEO of Westmark Electronics, a manufacturer’s representative and consulting firm.

Susan K. Bowen-Hahto is a lifetime resident of the Buckley/Enumclaw area and has been active in the community. Ms. Bowen-Hahto is a real estate and land developer. Ms. Bowen-Hahto is a member of the Wabash Presbyterian Church and is employed by the White River School District.

Brian W. Gallagher is President and owner of Northern Transport, Inc., a logging company as well as a transportation company for logs, pilings and poles. He has been in business in the Enumclaw area for over 20 years. Mr. Gallagher also owns Gallagher Farms and is a board member of the Northwest Junior Livestock Show.

Michael K. Jones, Sr. is a licensed Certified Public Accountant and operates his business under the name of Jones & Associates, Certified Public Accountants. He has many clients on the Enumclaw Plateau. Mr. Jones is also owner of U7 Racing, Inc., a marine business. Mr. Jones has been active in three professional accounting associations and four boating associations where he has held numerous positions. Mr. Jones and his family live on the Plateau.

Barry C. Kombol is an attorney in private practice. Mr. Kombol has been a member of the Washington State Bar Association since 1978. He serves as general counsel for Palmer Coking Coal Co. and Pacific Coal Company in Black Diamond. He is secretary/treasurer of Pacific Coast Coal Company, a company he helped found in 1982. Mr. Kombol also has served as Judge Pro-Tem/Magistrate at Enumclaw Municipal and Aukeen District Courts in King County. He is past president and a current member of the Enumclaw Lions Club; founder of the Black Diamond Community Center and a coach in the Cascade Foothills Soccer League (1992-1998).

John W. Raeder is retired from the heating, ventilating, refrigeration and air conditioning business. Mr. Raeder is the past Board Chairman and CEO of the Auburn Chamber of Commerce. Active in youth activities while his children were young, he was baseball coach and basketball coach for Little League, and Committee Chairman and Cub Scout Pack Leader with the Boy Scouts of America. Mr. Raeder is also a member of Air Conditioning Contractors of America. Mr. Raeder is an active member of Calvary Presbyterian Church, serving as Elder, and he chaired the Economic Development Advisory Panel for the City of Enumclaw from 1997 through 1999.

J. B. Rupert is a licensed Civil/Structural Professional Engineer and the President of Rupert Engineering, Inc, a Civil/Structural consulting firm that has been in Auburn, Washington for the past 30 years, doing business throughout the western United States. He is also the owner of Rupert Development, Inc., a real estate development company. Mr. Rupert is active within the business community of Auburn. He and his family have lived on the Enumclaw Plateau for the past 25 years and operate Ridgecrest Arabians, showing horses on a national level.

Garrett S. Van Beek is a dairyman, operating a 120 acre farm. He and his wife moved to the Enumclaw area and began farming over 37 years ago. Mr. Van Beek has been a director of the King County Farm Bureau, director of the Pierce County Farm Bureau and director of the Farm Bureau of Washington State. He also served as a director for the Federal Land Bank of Puyallup from 1977 until 1985. He served on the Loan Committee and the Building Committee. Over the years, he has been involved in youth activities such as Future Farmers of America. Active in Calvary Presbyterian Church, Garrett has served as Sunday school teacher, youth leader and Elder. In addition, he has participated on the Stewardship Committee and Outreach Committee. Mr. Van Beek is a past member of the Governor’s counsel for agriculture and environment.

Hans Rudolf Zurcher, a dairy farmer since 1957, presently operates (in partnership with his son) a 208 acre dairy farm in Eastern Washington. Mr. Zurcher served as President and Board member for the King County Dairy Herd Improvement Association (D.H.I.A.). He was on the Board of the King-Pierce County Dairy Federation, a political action group, from 1983 to 1989 and served as President from 1986 to 1989. In addition, Mr. Zurcher has served on the Advisory Committee for the Washington State University Dairy Short Course. He is an alumni member of the Enumclaw Future Farmers of America Club, and he and his wife have been active in 4-H along with their children. From 1992 to 1997 he has served on various committees at the Washington State Dairy Products Commission.

Steve W. Moergeli is the President and Chief Executive Officer of Mt. Rainier Bank. Mr. Moergeli began his banking career in Enumclaw in 1978 with Cascade Security Bank and served as Vice President and manager of Key Bank before joining Mt. Rainier Bank in May 1991 as its Senior Loan Officer. Mr. Moergeli is past President of the Enumclaw Area Chamber of Commerce, past President of the Enumclaw Lions Club and today, serves as President and Board Member of the Enumclaw Community Hospital Foundation.

Sheila M. Brumley is the Senior Vice President and Cashier of Mt. Rainier Bank and the Chief Financial Officer of Mountain Bank Holding. She also holds the position of Corporate Secretary of both entities. Ms. Brumley started her banking career with Security Pacific National Bank in 1973. She served as Vice President and Cashier with Puyallup Valley Bank prior to joining Mt. Rainier Bank in September of 1990.

Remuneration of Officers And Directors

Mountain Bank Holding does not pay its directors any retainers, fees for meetings attended, or other cash compensation. However, each of the directors of Mountain Bank Holding is also a director of Mt. Rainier Bank. Non-employee directors of Mt. Rainier Bank (other than the Chairman) receive $900 per board meeting attended and $125 for each committee meeting attended, except non-employee Audit Committee members who received a fee of $200 for each meeting attended.

In addition, in 2002 the Company entered into long term care agreements with each of the directors and certain officers of the Company. See “EXECUTIVE COMPENSATION—Long Term Care Agreements.”

EXECUTIVE COMPENSATION

The following table sets forth a summary of certain information concerning compensation awarded to or paid by us or the Bank for services rendered in all capacities during the last three fiscal years to the Chief Executive Officer and executive officers of the Company or the Bank earning $100,000 or more during fiscal year 2003.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation		All Other Compensa- tion(3)
		Salary	Bonus(1)	Other Annual Compensation(2)	Awards	Payouts
					Securities Underlying Options	LTIP Payouts
Roy T. Brooks Chairman, CEO & President	2003 2002 2001	$69,000 62,878 60,000	$0 0 0	$0 0 0	0 0 0	0 0 0	$ $	4,000 2,667 -0-

Steve W. Moergeli, President and CEO of the Bank	2003 2002 2001	$129,008 124,185 116,329	$10,000 12,500 31,074	0 0 0	0 0 0	0 0 0		$47,617 8,214 4,422

Sheila M. Brumley CFO of the Company and Cashier of the Bank	2003 2002 2001	$100,000 94,017 88,135	$11,625 12,000 22,518	0 0 0	0 0 0	0 0 0		$63,515 7,160 3,320

Sterlin E. Franks Senior Vice President of the Bank	2003 2002 2001	$93,500 86,363 82,769	$10,875 10,125 17,493	0 0 0	0 0 0	0 0 0		$73,896 6,958 3,008

(1)	Includes bonuses paid or to be paid during the subsequent year but attributable to the year indicated under our Incentive Compensation Plan.
(2)	Does not include amounts attributable to miscellaneous benefits received by executive officers, including the use of company-owned automobiles and the payment of certain club dues. In the opinion of management, the costs to the Company or the Bank of providing such benefits to any individual executive officer during the year ended December 31, 2003, did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the individual.
(3)	Other Compensation Expense for 2003 is as follows; Mr. Brooks’—Long Term Care Policy expense of $4,000, Mr. Moergeli—401K contributions of $4,183, Long Term Care Policy Expense of $3,874 and Deferred Compensation Expense of $39,560, Mr. Franks—401K contributions of $3,131, Long Term Care Policy Expense of $4,065 and Deferred Compensation Expense of $66,700, Ms. Brumley—401K contributions of $3,384, Long Term Care Policy Expense of $4,242 and Deferred Compensation Expense of $55,889.

Officer Incentive Compensation Plan

Mountain Bank Holding operates an Officer Incentive Compensation Plan for the benefit of officers of Mt. Rainier Bank. The purpose of the Incentive Plan is to reward individuals who make significant contributions to the success of Mt. Rainier Bank and to provide incentive-based competitive pay opportunities. Participants are selected by the President and confirmed by the board of directors, and must be in a position to materially affect Mt. Rainier Bank’s performance. Under the terms of the Incentive Plan, each participant is assigned a specific dollar incentive based on his or her job description, overall responsibility and direct influence on overall operating results. The percentage of such dollar amount that is actually paid to the participant is based on Mt. Rainier Bank’s return on average assets for that fiscal year, as well as the individual goals set for each participant.

Deferred Compensation Plans

In 2002 Mountain Bank Holding implemented a supplemental executive retirement plan (“SERP”) for Messrs. Moergeli and Franks and Ms. Brumley, to provide retirement benefits to them. The SERP is unsecured and unfunded and there are no plan assets. Mountain Bank Holding has purchased a single premium Bank Owned Life Insurance Policy (“BOLI”) on the lives of Messrs. Moergeli and Franks and Ms. Brumley and intends to use the income from the BOLI policies to offset the SERP benefit expenses.

The SERP provides the covered officers with lifetime retirement benefits generally based on a fixed annual amount of compensation. The fixed amount for Messrs. Moergeli and Franks and Ms. Brumley are $117,806, $65,156 and 88,602, respectively. The SERP includes a number of potential adjustments to the date on which retirement payments are initiated and to the amount of the covered officer’s benefit. These potential adjustments include provisions for payment of benefits following the covered officer’s disability (reduced to the extent of other employer-sponsored long-term disability plan benefits); acceleration of eligibility for benefits in the case of termination related to a change in control; early retirement at a reduced benefit amount; a 2.5% annual inflation adjustment to benefit payments; and an “Applicable Percentage” schedule, from 0% to 100% of the amount payable, analogous to a five year vesting schedule. Other potential SERP adjustments include an elimination of benefits if the covered officer violates non-competition requirements or is terminated for cause, or resigns voluntarily before achieving an Applicable Percentage of 100%.

Associated with the SERP benefit is a death benefit for each covered officer’s designated beneficiaries. Beneficiaries designated by a covered officer are entitled to a split dollar share of the death proceeds of the life insurance on such covered officer, which amounts vary depending on the covered officer’s age at death, employment status with Mountain Bank Holding or Mt. Rainier Bank at the time of death, and eligibility to receive SERP payments.

In 1993 the Company established a deferred compensation agreement with a director under which the director will defer a portion of his director fees. At retirement he will receive a benefit of $1,000 per month for 120 months. The Company has also purchased a whole-life insurance policy on the director which may be used to fund benefits under this deferred compensation agreement.

Change in Control Severance Agreements

In 2002 Mountain Bank Holding and Mt. Rainier Bank entered into severance agreements with Mr. Moergeli and Ms. Brumley (the “Severance Agreements”). The Severance Agreements provide for payments in the event of a change in the ownership or effective control of, of the ownership of a substantial portion of the assets of, Mountain Bank Holding or Mt. Rainier Bank. If Mr. Moergeli and/or Ms. Brumley remain employed with Mountain Bank Holding and Mt. Rainier Bank through the closing of a change in control, he and/or she, as the case may be, will receive a single cash payment equal to two times his or her highest W-2 income received from Mountain Bank Holding or Mt. Rainier Bank over the three years preceding the closing.

The Severance Agreements also provide that if Mountain Bank Holding or Mt. Rainier Bank terminates the employment of Mr. Moergeli or Ms. Brumley without “cause” (as defined in the Severance Agreement) or if Mr. Moergeli or Ms. Brumley resigns for “good reason” (as defined in the Severance Agreement) before a change in control, and within 12 months thereafter Mountain Bank Holding or Mt. Rainier Bank enters into or announces a change in control, then on the closing of the change in control, Mr. Moergeli and/or Ms. Brumley, as the case may be, will receive a single cash payment equal to two times his or her highest W-2 income received from Mountain Bank Holding or Mt. Rainier Bank over the three years preceding the closing.

The Severance Agreements are subject to certain limitations based on the “parachute payment” provisions of the Internal Revenue Code. The Severance Agreements will terminate immediately if the subject officers are terminated for cause, or resign without good reason, or are unable to perform their duties for more than 90 days due to physical or mental disability.

Salary Continuation Agreement

In 2002 Mountain Bank Holding and Mt. Rainier Bank entered into a Salary Continuation Agreement with Mr. Franks. The Salary Continuation Agreement provides that in the event any person extends a proposal or offer that is intended to, or may result in, a change in control (defined in the same manner as the term is defined in the Severance Agreements), Mr. Franks will assist Mountain Bank Holding and Mt. Rainier Bank in evaluating such proposal or offer. Subject to other limitations, Mr. Franks will not receive any payment under the Salary Continuation Agreement if he resigns from Mountain Bank Holding or Mt. Rainier Bank during the period from the receipt of the proposal or offer up to the closing or abandonment of the transaction contemplated by the proposal or offer.

The Salary Continuation Agreement provides that Mr. Franks will continue to receive payments of salary in certain circumstances for a period of 18 months following a change in control. This 18 month period is referred to as the “Salary Continuation Period.” Mr. Franks will be entitled to receive the salary continuation if any of the following events occur: (i) he terminates his employment for “good reason” (as defined in the Salary Continuation Agreement) within the Salary Continuation Period; (ii) Mt. Rainier Bank terminates his employment other than for “cause or disability” (both as defined in the Salary Continuation Agreement), or Mr. Franks dies within the Salary Continuation Period; or (iii) Mt. Rainier Bank terminates his employment other than for cause, disability or death prior to a change in control, if such termination occurs within six months before the execution of a definitive agreement providing for a change in control of Mountain Bank Holding or Mt. Rainier Bank.

Long Term Care Agreements

In 2002 Mountain Bank Holding implemented a long term care program for all directors and for Mr. Franks and Ms. Brumley. Mountain Bank Holding has entered into Participant Long Term Care Agreements (“Care Agreements”) with each such person. Mountain Bank Holding paid a one-time premium for long-term care policies covering each participant. The cost of the single premiums varied from $19,045 to $21,208 per participant. Mountain Bank Holding will amortize the cost of such payments over a five year period. Under the Care Agreements, each participant agrees that if his or her service to Mountain Bank Holding terminates for any reason, with specified exceptions, such participant will reimburse a percentage of the premium paid by Mountain Bank Holding. The reimbursement obligation is 80% of the premium after one year of service, and decreases by 20% for each additional year of service, until five years of service, after which there is no reimbursement obligation. The following termination events exempt the participant from any reimbursement obligation: (i) termination for any reason following five years of service; (ii) death; (iii) disability; (iv) termination for any reason following a change in control; and (vi) termination resulting from non-reelection to the board of directors.

Stock Option Plans

All information in the following discussion regarding Share amounts and option exercise prices has been adjusted where necessary to reflect the two-for-one stock split of the Shares effective April 24, 2000.

1990 Director Stock Option Plan. At the first Annual Meeting of Shareholders of Mt. Rainier Bank, the shareholders approved the 1990 Director Stock Option Plan. This plan has been assumed and adopted by Mountain Bank Holding. The options are exercisable on a cumulative basis in annual installments of one third each on the third, fourth and fifth anniversary of the date of grant. The service as a director must be continuous for such vesting to occur. No option can be exercised after the expiration of 15 years from the date of grant. A total of 126,000 shares of our common stock were available for issuance under the 1990 Director Stock Option Plan, of which only 9,450 remain available for grant. Accordingly, as described below, in 1999 the board of directors and shareholders approved the 1999 Director Stock Option Plan. There were no options granted under the 1990 Plan in 2003.

1999 Director Stock Option Plan. At the 1999 Annual Meeting, the shareholders approved the 1999 Director Stock Option Plan with substantially the same terms and conditions as the 1990 Director Stock Option Plan, except that under the 1999 Director Stock Option Plan, the term and vesting schedule of each option is determined by the Plan Administrator. An additional 42,000 Shares were reserved for issuance to directors under the 1999 Director Stock Option Plan, of which 8,400 remain available for grant. Under the terms of this plan, non-qualified stock options to purchase Shares may be granted to directors at a price not less than the greater of (i) the fair market value, or (ii) the net book value of such Shares on the date of grant. Both the 1990 Director Stock Option Plan and the 1999 Director Stock Option Plan provide that the number of Shares available under the plans, as well as granted options, are adjusted to reflect stock dividends and stock splits.

1990 Employee Stock Option Plan. The 1990 Employee Stock Option Plan was approved by Mt. Rainier Bank’s shareholders at Mt. Rainier Bank’s first Annual Meeting of Shareholders and subsequently adopted by Mountain Bank Holding. A total of 126,000 Shares were authorized to be issued under the 1990 Employee Stock Option Plan, and all options under the plan have been granted. This plan expired on May 4, 2000.

1999 Employee Stock Option Plan. At the 1999 Annual Meeting, the shareholders approved the 1999 Employee Stock Option Plan, in which 84,000 additional Shares were reserved for issuance to employees. Both incentive and non-qualified options may be granted to key employees of Mt. Rainier Bank. The exercise price of the options must be not less than the greater of (i) the fair market value, or (ii) the net book value of the Shares on the date in which the option is granted. In general, an incentive stock option may be exercised during a period of not more than 10 years from the date of grant, although a shorter period may be specified, and in such amounts as the board of directors may determine. A non-qualified stock option may be exercised during the period specified by the board of directors. The board has the authority to subsequently accelerate the period within which any option may be exercised. During 2003, options to purchase 24,000 Shares were granted under the 1999 Employee Stock Option Plan, leaving a total of 18,975 Shares available for grant. Both the 1990 Employee Stock Option Plan and the 1999 Employee Stock Option Plan provide the Shares available under the plans, as well as granted options, are adjusted to reflect stock dividends and stock splits.

Stock Options

Option Grants in Last Fiscal Year. No stock options were granted to the persons named in the Summary Compensation Table during the fiscal year ended December 31, 2003.

Option Exercises. The following table sets forth certain information concerning exercises of stock options pursuant to the Company’s stock option plans by the named executive officer(s) during the year ended December 31, 2003 and stock options held at year-end.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

AND YEAR END OPTION VALUES

Name	Shares Acquired on Exercise	Value Realized (1)	Number of Unexercised Options at Year End		Value of Unexercised Options at Year End (2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Roy T. Brooks	3,400	$40,355	16,900	2,800	$155,979	$11,267
Steve W. Moergeli	-0-	$0	19,250	1,750	$156,208	$10,792
Sheila M. Brumley	-0-	$0	5,250	1,050	$39,125	$6,475
Sterlin E. Franks	-0-	$0	8,400	1,050	$66,800	$6,475

(1)	Calculated by determining the difference between the fair market value of the securities underlying the options at the time of exercise ($14.25 per share) and the exercise price ($2.38 per share).
(2)	On December 31, 2003, the closing price of the Common Stock was $14.50. For purposes of the foregoing table, stock options with an exercise price less than that amount are considered to be “in-the-money” and are considered to have a value equal to the difference between this amount and the exercise price of the stock option multiplied by the number of shares covered by the stock option.

Compensation Committee Interlocks and Insider Participation

There are no Compensation Committee interlocks.

Security Ownership Of Management And Certain Shareholders

The following table sets forth certain information including the beneficial ownership of Shares as of December 31, 2003, with respect to (a) each of the three highest paid persons who are officers or directors of Mountain Bank Holding or Mt. Rainier Bank; (b) the directors of Mountain Bank Holding; and (c) all officers and directors as a group. We are not aware of any person who at December 31, 2003, beneficially owned more than 5% of our outstanding Shares.

Name and Address	Amount and Nature of Ownership(1)		Percent Ownership
Roy T. Brooks, Chairman and CEO 38908 254th SE, Enumclaw, WA 98022	79,961	(2)	3.67%

Michael K. Jones, Director 325 N. Central, Kent, WA 98032	67,048	(3)	3.08%

Brian W. Gallagher, Director 15727 Tubbs Road, Buckley, WA 98321	70,796	(4)	3.25%

Barry C. Kombol, Director 30411 234th SE, Black Diamond, WA 98010	30,980	(5)	1.41%

Garrett S. Van Beek, Director 44807 244th SE, Enumclaw, WA 98022	48,992	(6)	2.25%

John W. Raeder, Director 2865 Terry Lane, Enumclaw, WA 98042	34,640	(7)	1.59%

J.B. Rupert, Director 18014 SE 372nd, Auburn, WA 98092	7,256.33%

Name and Address	Amount and Nature of Ownership(1)		Percent Ownership
Susan K. Bowen-Hahto, Director 22717 105th Street, Ct. E., Buckley, WA 98321	31,470	(8)	1.45%

Hans R. Zurcher, Director 39102 236th SE, Enumclaw, WA 98022	54,769	(9)	2.52%

Steve W. Moergeli, Director; Bank President /CEO 29853 232nd Avenue SE, Black Diamond, WA 98010	46,250	(10)	2.12%

Sheila M. Brumley, Bank SVP & Mountain Bank Holding CFO 2416 110th Avenue E, Edgewood, WA 98372	23,832	(11)	1.09%

Sterlin Franks, Bank VP & Credit Administrator PO Box 331, Wilkeson, WA 98396	11,724	(12)	0.54%

All officers and directors as a group (12 persons) (13)	507,718	(14)	23.33%

(1)	Shares held directly with sole voting and sale investment power unless otherwise indicated.
(2)	Includes 9,377 Shares held jointly with Mr. Brooks’ spouse and 16,900 Shares subject to stock options exercisable within 60 days.
(3)	Includes 11,180 Shares held by Mr. Jones’ spouse, 6,711 Shares held in trusts for the benefit of Mr. Jones’ children, 1,154 Shares held by Mr. Jones’ daughter, and 4,350 Shares subject to stock options exercisable within 60 days.
(4)	Includes 3,584 Shares held by Mr. Gallagher’s spouse, 8,099 Shares held for the benefit of Mr. Gallagher’s children, 4,037 held by Mr. Gallagher’s minor children, and 11,900 Shares subject to stock options exercisable within 60 days.
(5)	Includes 9,800 Shares subject to stock options exercisable within 60 days.
(6)	Includes 5,760 Shares held by Mr. Van Beek’s spouse and 6,800 Shares subject to stock options exercisable within 60 days.
(7)	Includes 470 Shares held by Mr. Raeder’s spouse and 12,000 Shares subject to stock options exercisable within 60 days.
(8)	Includes 2,100 Shares held by Ms. Bowen-Hahto’s spouse, 840 Shares held in a trust for the benefit of her child, and 9,800 Shares subject to stock options exercisable within 60 days.
(9)	Includes 1,400 Shares subject to stock options exercisable within 60 days.
(10)	Includes 801 Shares held by Mr. Moergeli’s spouse and 19,250 Shares subject to stock options exercisable within 60 days.
(11)	Includes 1,680 Shares held in trust for the benefit of Ms. Brumley’s children and 5,250 Shares subject to stock options exercisable within 60 days.
(12)	Includes 8,400 Shares subject to stock options exercisable within 60 days.
(13)	As noted in “TERMS OF THE OFFERING—Purchase Intentions of Directors and Executive Officers,” the directors and executive officers have indicated they intend to acquire approximately 5,070 shares in the offering, subject to availability and the first-come-first-served requirement applicable to all other shareholders.
(14)	Includes 105,850 Shares subject to stock options exercisable within 60 days.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Mt. Rainier Bank had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of the directors and officers of Mountain Bank Holding and Mt. Rainier Bank, and members of their immediate families and firms and corporations with which they are associated, including borrowing and investing in certificates of deposit. All such loans and investments have been made on substantially the same terms, including interest rates paid or charged and collateral required, as those prevailing at the same time for comparable transactions with unaffiliated persons, and do not involve more than the normal risk of collectibility or present other unfavorable features.

At December 31, 2003, and December 31, 2002, certain officers and directors, or companies in which they have 10% or more beneficial interest, were indebted to Mt. Rainier Bank in the aggregate amount of approximately $2,492,000 and $2,598,000, respectively. During 2003, $1,642,000 of new loans and advances were made and repayments totaled $1,748,000. All such loans are currently in good standing and are being paid in accordance with their terms, except as discussed below.

In 2003 two loans were made to a business affiliated with director Garrett S. Van Beek. These loans paid off two existing loans that were previously identified as having potential weaknesses. The new loans provided additional money to support business cash flow requirements. Though the loans have always been paid in accordance with their terms, the business was narrowly able to project sufficient income to support debt service for the 2003 tax year. The two new loans consist of a $100,000 line of credit with an outstanding balance of approximately $100,000 and a term loan with an outstanding balance of $279,678. Mt. Rainier Bank believes that both loans are adequately secured; the line of credit is secured by livestock, equipment and Mountain Bank Holding common stock, and the term loan is secured by Mountain Bank Holding common stock, real estate, livestock and equipment.

SUPERVISION AND REGULATION

The following discussion is only intended to provide brief summaries of significant statutes and regulations that affect the banking industry and therefore is not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

Significant Changes in Banking Laws and Regulations

Sarbanes-Oxley Act of 2002. On July 30, 2002, the President signed into law the Sarbanes-Oxley Act of 2002 (the “Act”) to address corporate and accounting fraud. The Act establishes a new accounting oversight board that will enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, it also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the “SEC”); (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and (iv) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one “audit committee financial expert.”

The Act requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings. To deter wrongdoing, the Act; (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company’s financial statements was due to corporate misconduct; (ii) prohibits an officer or director misleading or coercing an auditor; (iii) prohibits insider trades during pension fund “blackout periods”; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As a publicly reporting company, we are subject to the requirements of the Act and related rules and regulations issued by the SEC. At the present time, we anticipate that we will incur additional expense as a result of the Act, be we do not expect that such compliance will have a material impact on our business.

USA Patriot Act of 2001. On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (“USA Patriot Act”) of 2001. Among other things, the USA Patriot Act (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (iii) requires financial institutions to establish an anti-money-laundering compliance program; and (iv) eliminates civil liability for persons who file suspicious activity reports. The USA Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the USA Patriot Act. While we believe the USA Patriot Act may, to some degree, affect our record keeping and reporting expenses, we do not believe that it will have a material adverse effect on our business and operations.

Financial Services Modernization. The laws and regulations that affect banks and bank holding companies recently underwent significant changes as a result of the Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act of 1999. Generally, the act (i) repealed the historical restrictions on preventing banks from affiliating with securities firms, (ii) provided a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, (iv) provided an enhanced framework for protecting the privacy of consumers’ information and (v) addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Bank holding companies may now engage in a wider variety of financial activities than permitted under previous law, particularly insurance and securities activities. In addition, in a change from previous law, a bank holding company may be owned, controlled or acquired by any company engaged in financially related activities, so long as such company meets certain regulatory requirements. The act also permits national banks (and certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

We do not believe that the act will negatively affect our operations. However, to the extent the act permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer and that can aggressively compete in the markets we currently serve.

Mountain Bank Holding

General

As a bank holding company, we are subject to the Bank Holding Company Act of 1956, which places us under the supervision of the Board of Governors of the Federal Reserve. We must file annual reports with the Federal Reserve and must provide it with such additional information as it may require. In addition, the Federal Reserve periodically examines us and Mt. Rainier Bank.

Bank Holding Company Regulation

In general, the Bank Holding Company Act limits bank holding company business to owning or controlling banks and engaging in other banking-related activities. Bank holding companies must obtain the Federal Reserve Board’s approval before they:

•	acquire direct or indirect ownership or control of any voting shares of any bank that results in total ownership or control, directly or indirectly, of more than 5% of the voting shares of such bank;

•	merge or consolidate with another bank holding company; or

•	acquire substantially all of the assets of any additional banks.

Subject to certain state laws, a bank holding company that is adequately capitalized and adequately managed may acquire the assets of both in-state and out-of-state banks. Under the Gramm-Leach-Bliley Act, a bank holding company meeting certain qualifications may apply to the Federal Reserve Board to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Control of Nonbanks. With certain exceptions, the Bank Holding Company Act prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares in any company that is not a bank or a bank holding company unless the Federal Reserve Board determines such activities are incidental or closely related to the business of banking.

Control Transactions. The Change in Bank Control Act of 1978 requires a person (or group of persons acting in concert) acquiring “control” of a bank holding company to provide the Federal Reserve Board with 60 days’ prior written notice of the proposed acquisition. Following receipt of this notice, the Federal Reserve Board has 60 days (or up to 90 days if extended) within which to issue a notice disapproving the proposed acquisition. In addition, any “company” must obtain the Federal Reserve Board’s approval before acquiring 25% (5% if the “company” is a bank holding company) or more of the outstanding shares or otherwise obtaining control over Mountain Bank Holding.

Transactions with Affiliates

Mountain Bank Holding and Mt. Rainier Bank are deemed affiliates within the meaning of the Federal Reserve Act, and transactions between affiliates are subject to certain restrictions. Generally, the Federal Reserve Act limits the extent to which a financial institution or its subsidiaries may engage in “covered transactions” with an affiliate. It also requires all transactions with an affiliate, whether or not “covered transactions,” to be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and other similar types of transactions.

Tie-In Arrangements

Mountain Bank Holding and Mt. Rainier Bank cannot engage in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither we nor Mt. Rainier Bank may condition an extension of credit on either a requirement that the customer obtain additional services provided by either of us, or an agreement by the customer to refrain from obtaining other services from a competitor.

The Federal Reserve Board has adopted exceptions to its anti-tying rules that allow banks greater flexibility to package products with their affiliates. These exceptions were designed to enhance competition in banking and non-banking products and to allow banks and their affiliates to provide more efficient, lower cost service to their customers.

State Law Restrictions

As a Washington business corporation, we may be subject to certain limitations and restrictions under applicable Washington corporate law. In addition, although Mt. Rainier Bank is a national bank and therefore primarily regulated by the Office of the Comptroller of the Currency, Washington law may affect certain activities of Mt. Rainier Bank.

Mt. Rainier National Bank

General

Mt. Rainier Bank, as a national banking association, is subject to regulation and examination by the OCC. The federal laws that apply to Mt. Rainier Bank regulate, among other things, the scope of its business, its investments, its reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for loans. The laws and regulations governing Mt. Rainier Bank generally have been promulgated to protect depositors and not to protect stockholders of Mountain Bank Holding or Mt. Rainier Bank.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Office of the Comptroller of the Currency evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders, or any related interests of such persons. Extensions of credit must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons not covered above and who are not employees. Also, such extensions of credit must not involve more than the normal risk of repayment or present other unfavorable features.

Federal Deposit Insurance Corporation Improvement Act. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 each federal banking agency has prescribed, by regulation, noncapital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems, and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. We believe that Mt. Rainier Bank meets all such standards and do not believe that these regulatory standards materially affect our business operations.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 permits nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit such purchases. Additionally, banks are permitted to merge with banks in other states as long as the home state of neither merging bank has “opted out.” The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Under recent Federal Deposit Insurance Corporation regulations, banks are prohibited from using their interstate branches primarily for deposit production. The Federal Deposit Insurance Corporation has accordingly implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Washington has “opted in” to the Interstate Act and allows in-state banks to merge with out-of-state banks subject to certain aging requirements. Washington law generally authorizes the acquisition of an in-state bank by an out-of-state bank by merger with a Washington financial institution that has been in existence for at least 5 years prior to the acquisition. With regard to interstate bank branching, out-of-state banks that do not already operate a branch in Washington may not establish de novo branches in Washington or establish and operate a branch by acquiring a branch in Washington.

Deposit Insurance

The deposits of Mt. Rainier Bank are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the Federal Deposit Insurance Corporation. All insured banks are required to pay semi-annual deposit insurance premium assessments to the Federal Deposit Insurance Corporation.

Dividends

The principal source of Mountain Bank Holding’s cash revenues is dividends received from Mt. Rainier Bank. The payment of dividends is subject to certain restrictions. For example, a national bank generally can pay dividends out of its undivided profits. However, a national bank cannot pay dividends unless the bank’s capital surplus equals or exceeds its capital stock. There are two exceptions to that restriction. First, a national bank can pay an annual dividend if the bank first transfers ten percent of its net income for the preceding four quarters to capital surplus. Second, a national bank can declare quarterly or semiannual dividends if the bank transfers ten percent or more of its net income for the preceding two quarters to capital surplus. Overlaying these restrictions is an additional restriction that limits the payment of dividends during any calendar year to the extent of the bank’s retained net income for the previous two years, unless approved by the Office of the Comptroller of the Currency. Other than the laws and regulations noted above, which apply to all national banks and bank holding companies, neither we nor Mt. Rainier Bank are currently subject to any regulatory restrictions on our dividends.

Capital Adequacy

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, the holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open new facilities.

The Federal Deposit Insurance Corporation and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. These are designed to make such capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimum. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I capital. Tier I capital for bank holding companies includes common shareholders’ equity, certain qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less intangibles except as described above.

The Federal Reserve also employs a leverage ratio, which is Tier I capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%. However, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, the Federal Reserve expects an additional cushion of at least 1% to 2%.

The Federal Deposit Insurance Corporation Improvement Act created a statutory framework of supervisory actions indexed to the capital level of the individual institution. Under regulations adopted by the Federal Deposit Insurance Corporation, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be “undercapitalized” depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions. We do not believe that these regulations have any material effect on our operations.

Effects of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. We cannot predict with certainty the nature and impact of future changes in monetary policies and their impact on Mountain Bank Holding and Mt. Rainier Bank.

DESCRIPTION OF COMMON STOCK

General

Our Articles of Incorporation authorize us to issue up to 10,000,000 Shares of common stock, no par value per Share, of which 2,181,877 Shares were outstanding at February 1, 2004. All outstanding Shares are fully paid and nonassessable. The Shares do not represent or constitute deposit accounts and are not insured by the FDIC.

All Shares will be entitled to share equally in dividends, when, as, and if declared by the board of directors, and upon our liquidation or dissolution, whether voluntary or involuntary, to share equally in all assets available for distribution to the common stock shareholders. Although we have recently paid a cash dividend on the Shares, there can be no assurance that we will pay dividends in the future. See “DIVIDEND POLICY.”

Each shareholder is entitled to one vote for each Share on all matters submitted to the shareholders. There is no cumulative voting, and there are no pre-emptive rights, redemption rights, sinking fund provisions, or rights of conversion in existence with respect to the Shares.

Shareholders’ rights and related matters are governed by the Washington Business Corporation Act (the “WBCA”), and by our Articles of Incorporation and Bylaws. Our Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the Shares entitled to vote generally in the election of directors, voting as a single group. Article VIII of our Amended and Restated Articles of Incorporation, which deals with the number of directors, the staggering of the terms of office of the directors, the filling of vacancies on the board of directors, and the removal of directors, may not be altered or repealed without the affirmative vote of at least 80% of our outstanding Shares.

Our Bylaws may be amended by either the board of directors, or by the affirmative vote of a majority of our outstanding Shares. Any Bylaw amendment adopted by the board of directors may be repealed, amended or reinstated by a majority vote of the outstanding Shares, at the next meeting of shareholders following the board’s amendment.

Staggered Board of Directors

Our board of directors is divided into three classes of directors serving staggered terms. One class of directors is elected each year, and the directors so elected each serve a three-year term. The use of a staggered board may make a change in our control or removal of incumbent management more difficult, as only a third of the members of the board of directors are elected in any given year.

State Anti-Takeover Provisions

Certain provisions of the WBCA, summarized below, may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including such an attempt as might result in payment of a premium over the market price for shares held by shareholders.

As a Washington corporation, we are subject to the provisions of the WBCA, including Section 23B.19. In general, Section 23B.19 prohibits a Washington corporation from engaging in a “significant business transaction” for a period of five years after the acquisition of ten percent or more of the corporation’s outstanding stock by a third party (an “acquiring person”), unless the significant business transaction or the acquisition of the threshold number of shares by the acquiring person is approved, prior to the acquisition of the shares, by a majority of the directors of the corporation.

“Significant business transactions” are defined to include, among other things, (a) merger of the target corporation or any subsidiary with the acquiring person or any affiliate; (b) sale, lease, mortgage, or other disposition or encumbrance, to or with the acquiring person or affiliate, of five percent or more of the target corporation’s assets; (c) termination of five percent or more of the employees of the target corporation or its subsidiaries employed in Washington; (d) issuance, transfer or redemption by the target corporation or any subsidiary, of shares, or of options, warrants, or rights to acquire shares, of the target corporation or any subsidiary, to or beneficially owned by an acquiring person, unless on the same terms as are offered to all other target corporation shareholders; and (e) the liquidation or dissolution of the target corporation proposed by, or pursuant to an agreement or understanding with, an acquiring person or affiliate.

Indemnification

Our Bylaws contain provisions for the indemnification of our officers and directors in connection with certain types of legal liability incurred by such individuals because of actions or omissions in their capacities as officers or directors. Such provisions do not allow indemnification, however, in connection with a proceeding by or in the right of Mountain Bank Holding in which the officer or director is adjudged liable to us, or any other proceeding charging improper personal benefit to the individual, whether or not involving action in such person’s official capacity, in which such person is adjudged liable on the basis that personal benefit was improperly received. We also maintain a directors and officers’ liability insurance policy.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers or controlling persons of Mountain Bank Holding pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information that we file at the Commission’s public reference room in Washington, D.C. You can request copies of those documents, upon payment of a copying fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the Commission electronically through the Commission’s electronic data gathering, analysis and retrieval system known as EDGAR.

We have filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a registration statement on Form S-1 (together with any amendments, the “Registration Statement”) under the Securities Act of 1933, with respect to the securities offered in this offering. This prospectus is part of the Registration Statement. Because the rules and regulations of the Commission allow us to omit certain portions of the Registration

Statement from this prospectus, this prospectus does not contain all of the information set forth in the Registration Statement. You may review the Registration Statement and the attached exhibits for further information regarding us and the Shares being sold by this prospectus. The Registration Statement and its exhibits may be inspected at the public reference facility of the Commission, or through the Internet site, both as described above. Any statements contained in this prospectus concerning the provisions of any document are not necessarily complete, and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

EXPERTS

The financial statements included in this prospectus, to the extent and for the periods indicated in their reports, have been audited by McGladrey & Pullen, LLP, independent certified public accountants, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

LEGAL MATTERS

The validity of the Shares offered by Mountain Bank Holding will be passed upon for Mountain Bank Holding by Graham & Dunn PC, Seattle, Washington, Pier 70, 2801 Alaskan Way, Suite 300, Seattle, Washington 98121-1128.

Mountain

Bank

Holding

Company

and

Subsidiary

Consolidated

Financial

Report

December 31

2003

Independent Auditor’s Report

Board of Directors

Mountain Bank Holding Company

Enumclaw, Washington

We have audited the accompanying consolidated balance sheets of Mountain Bank Holding Company and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mountain Bank Holding Company and Subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Tacoma, Washington

January 15, 2004

Consolidated Balance Sheets

(Dollars in Thousands)

Mountain Bank Holding Company and Subsidiary

December 31, 2003 and 2002

	2003	2002
Assets
Cash and due from banks	$1,641	$1,522
Interest bearing deposits at other financial institutions	13,920	17,886
Securities available for sale	32,290	29,562
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	693	671
Loans held for sale	-—	2,871
Loans	98,744	82,261
Allowance for credit losses	1,101	852
Net loans	97,643	81,409

Premises and equipment	5,586	4,890
Foreclosed real estate	140	151
Accrued interest receivable	656	601
Bank owned life insurance	3,358	3,205
Other assets	349	406
Total assets	$156,276	$143,174

Liabilities
Deposits:
Demand, non-interest bearing	$23,756	$19,819
Savings and interest-bearing demand	66,720	60,361
Time	48,299	46,831
Total deposits	138,775	127,011

Accrued interest payable	159	205
Note payable	34	36
Other liabilities	413	381

Total liabilities	139,381	127,633
Commitments and Contingencies	-—	-—
Shareholders’ Equity
Common stock (no par value); authorized 10,000,000 shares; issued and outstanding: 2003—2,176,677 shares; 2002—2,146,813 shares	1,088	1,073
Additional paid-in capital	9,655	9,472
Retained earnings	6,002	4,626
Accumulated other comprehensive income	150	370
Total shareholders’ equity	16,895	15,541

Total liabilities and shareholders’ equity	$156,276	$143,174

See notes to consolidated financial statements.

Consolidated Statements of Income

(Dollars in Thousands, Except Per Share Amounts)

Mountain Bank Holding Company and Subsidiary

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest Income
Loans	$7,275	$6,590	$6,376
Deposits in banks	177	230	449
Investment income:
Taxable	940	1,307	1,368
Tax-exempt	16	18	15
Dividends on stock	49	24	53
Total interest income	8,457	8,169	8,261

Interest Expense
Deposits	1,918	2,560	3,525
Note payable	3	3	3
Total interest expense	1,921	2,563	3,528

Net interest income	6,536	5,606	4,733

Provision for Credit Losses	385	360	85

Net interest income after provision for credit losses	6,151	5,246	4,648

Non-Interest Income
Service charges on deposit accounts	572	552	519
Gains on mortgage loans sold	614	340	291
Gains on sale of securities available for sale—net	-—	29	31
Bank owned life insurance income	153	174	-—
Other	276	256	306
Total non-interest income	1,615	1,351	1,147

Non-Interest Expenses
Salaries and employee benefits	3,395	2,869	2,534
Occupancy	330	256	218
Equipment	535	434	372
Other	1,507	1,390	1,253
Total non-interest expenses	5,767	4,949	4,377

Income before income taxes	1,999	1,648	1,418

Income Taxes	623	496	478

Net income	$1,376	$1,152	$940

Earnings Per Share
Basic	$.64	$.55	$.46
Diluted	.61	.52	.44

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

(Dollars in Thousands)

Mountain Bank Holding Company and Subsidiary

Years Ended December 31, 2003, 2002 and 2001

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2000	1,945,136	$973	$7,543	$3,616	$18	$12,150
Comprehensive income:
Net income	—	—	—	940	—	940
Other comprehensive income, net of tax:
Change in fair value of securities available for sale	—	—	—	—	79	79
Comprehensive income						1,019
5% stock dividend	98,198	49	1,031	(1,082)	—	(2)
Sale of common stock under employee stock purchase plan	1,781	1	15	—	—	16
Exercise of stock options	16,000	8	32	—	—	40
Sale of common stock	6,286	3	66	—	—	69
Tax benefit from exercise of stock options	—	—	11	—	—	11
Balance at December 31, 2001	2,067,401	1,034	8,698	3,474	97	13,303
Comprehensive income:
Net income	—	—	—	1,152		1,152
Other comprehensive income, net of tax:
Change in fair value of securities available for sale	—	—	—	—	273	273
Comprehensive income						1,425
Sale of common stock under employee stock purchase plan	1,762	1	19	—	—	20
Exercise of stock options	17,650	8	58	—	—	66
Sale of common stock	60,000	30	668	—	—	698
Tax benefit from exercise of stock options	—	—	29	—	—	29
Balance at December 31, 2002	2,146,813	1,073	9,472	4,626	370	15,541
Comprehensive income:
Net income	—	—	—	1,376	—	1,376
Other comprehensive income, net of tax:
Change in fair value of securities available for sale	—	—	—	—	(220)	(220)
Comprehensive income						1,156
Sale of common stock under employee stock purchase plan	1,464	1	17	—	—	18
Exercise of stock options	28,400	14	66	—	—	80
Tax benefit from exercise of stock options	—	—	100	—	—	100
Balance at December 31, 2003	2,176,677	$1,088	$9,655	$6,002	$150	$16,895

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in Thousands)

Mountain Bank Holding Company and Subsidiary

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash Flows from Operating Activities
Net income	$1,376	$1,152	$940
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	385	360	85
Depreciation and amortization	526	401	345
Deferred federal income tax expense(benefit)	28	22	(51)
Net amortization and accretion of bond premiums and discounts	443	313	—
Gain on sales of securities available for sale	—	(29)	(31)
Stock dividends received	(23)	(16)	(30)
Gains on loans sold	(614)	(340)	(291)
Originations of loans held for sale	(40,072)	(33,720)	(28,415)
Proceeds from sales of loans	43,557	32,282	28,149
Bank owned life insurance income	(153)	(174)	—
(Increase) decrease in accrued interest receivable	(55)	49	(27)
Decrease in accrued interest payable	(46)	(87)	(14)
Other—net	285	(188)	274
Net cash provided by operating activities	5,637	25	934
Cash Flows from Investing Activities
Net increase (decrease) in interest-bearing deposits in banks	3,966	(4,431)	(6,117)
Activity in securities available for sale and Federal Reserve Bank and FHLB stock:
Purchases	(20,502)	(15,731)	(30,675)
Maturities, prepayments and calls	6,521	15,489	18,475
Sales	10,478	2,400	1,029
Increase in loans made to customers, net of principal collections	(16,619)	(13,786)	(3,283)
Additions to premises and equipment	(1,222)	(1,746)	(345)
Purchase of bank owned life insurance	—	—	(3,000)
Net cash used in investing activities	(17,378)	(17,805)	(23,916)
Cash Flows from Financing Activities
Net increase in deposits	11,764	14,900	22,534
Net proceeds from issuance of stock	98	784	125
Repayment of note payable	(2)	(2)	(2)
Payment for fractional shares in stock dividend	—	—	(2)
Net cash provided by financing activities	11,860	15,682	22,655
Net change in cash and due from banks	119	(2,098)	(327)
Cash and Due from Banks
Beginning of year	1,522	3,620	3,947
End of year	$1,641	$1,522	$3,620
Supplemental Disclosures of Cash Flow Information
Interest paid	$1,967	$2,650	$3,542
Income taxes paid	435	547	460
Supplemental Disclosures of Non-Cash Investing and Financing Activities
Unrealized gain (loss) on securities available for sale, net of tax	($220)	$273	79
Foreclosed real estate acquired in settlement of loans, net	—	(151)	—
Stock dividend	—	—	1,080

See notes to consolidated financial statements.

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003 and 2002

Note 1—Summary of Significant Accounting Policies

Basis of Consolidation and Operations

The consolidated financial statements include the accounts of Mountain Bank Holding Company (the Company) and its wholly owned subsidiary, Mt. Rainier National Bank (the Bank). All significant intercompany transactions and balances have been eliminated. The Company is a holding company, which operates primarily through its major subsidiary, the Bank.

The Bank operates a main office and five branches, and has a customer base centered in and around southeastern King County and northeastern Pierce County, Washington. The Bank provides loan and deposit services to customers, who are predominantly small- and middle-market businesses and middle-income individuals in western Washington. Its primary funding source is deposits from businesses and individuals in its market area.

Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the valuation of foreclosed real estate and deferred tax assets.

Certain prior year amounts have been reclassified, with no effect on net income or shareholders’ equity, to conform to the 2003 presentation. All dollar amounts, except per share information, are stated in thousands.

Securities Available for Sale

Securities available for sale consist of debt securities that the Bank intends to hold for an indefinite period, but not necessarily to maturity, and certain equity securities. Such securities may be sold to implement the Bank’s asset/liability management strategies and in response to changes in interest rates and similar factors, and certain equity securities. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders’ equity entitled “accumulated other comprehensive income.” Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

Federal Home Loan Bank and Federal Reserve Bank Stocks

The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. The recorded amount of FHLB stock equals its fair value because the shares can only be redeemed by the FHLB at the $100 per share par value.

As a national bank, the Bank is required to own stock in the Federal Reserve Bank (FRB) in an amount based on its capital. The recorded amount of the FRB stock equals its fair value because the shares can only be redeemed by the FRB at their par value.

Loans Held for Sale

Mortgage loans originated for sale in the foreseeable future in the secondary market are carried at the lower of aggregate cost or estimated market value. Gains and losses on sales of loans are recognized at settlement date and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made without recourse. Net unrealized losses are recognized through a valuation allowance established by charges to income. All such loans are sold on a servicing released basis.

Loans

Loans are stated at the amount of unpaid principal, reduced by allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

Generally the accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level sufficient to provide for probable credit losses based on evaluating known and inherent risks in the loan portfolio. The allowance is provided based upon management’s continuing analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, delinquency levels, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The detailed analysis includes techniques to estimate the fair value of loan collateral and the existence of potential alternative sources of repayment. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. The appropriateness of the allowance for credit losses is estimated based upon these factors and trends identified by management at the time consolidated financial statements are prepared.

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

When available information confirms that specific loans or portions thereof are uncollectible, identified amounts are charged against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not demonstrated the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

In accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, an amendment of SFAS No. 114, a loan is considered impaired when it is probable that a creditor will be unable to collect all amounts (principal and interest) due according to the contractual terms of the loan agreement. Smaller balance homogenous loans, such as residential mortgage loans and consumer loans, are collectively evaluated for potential loss. When a loan has been identified as being impaired, the amount of the impairment is measured by using discounted cash flows, except when, as a practical expedient, the current fair value of the collateral, reduced by costs to sell, is used. When the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest and net deferred loan fees or costs), an impairment is recognized by creating or adjusting an allocation of the allowance for loan losses. Uncollected accrued interest is reversed against interest income. If ultimate collection of principal is in doubt, all cash receipts on impaired loans are applied to reduce the principal balance.

A provision for credit losses is charged against income and is added to the allowance for credit losses based on quarterly assessments of the loan portfolio. The allowance for credit losses is allocated to certain loan categories based on the relative risk characteristics, asset classifications and actual loss experience of the loan portfolio. While management has allocated the allowance for credit losses to various loan portfolio segments, the allowance is general in nature and is available for the loan portfolio in its entirety.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank’s control. These factors may result in losses or recoveries differing significantly from those provided in the consolidated financial statements. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for credit losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Gains or losses on dispositions are reflected in earnings.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed real estate is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values. Any subsequent reductions in carrying values and revenue and expense from the operations of properties are charged to non-interest income.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank,

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

(2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. The deferred tax provision represents the difference between the net deferred tax asset/liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Bank provides for income taxes on a separate return basis and remits to the Company amounts currently payable.

Cash and Cash Equivalents

For purposes of presentation on the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “Cash and due from banks.” The Bank maintains its cash in depository institution accounts which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Stock-Based Compensation

At December 31, 2003, the Company has four stock-based employee and director compensation plans, which are described more fully in Note 11, and an employee stock purchase plan, which is described in Note 14. The Company accounts for those plans under the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no stock-based compensation cost is reflected in net income as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation to stock-based compensation awards for the effects of all options granted on or after January 1, 1995 for the years ended December 31:

	2003	2002	2001
Net income, as reported	$1,376	$1,152	$940
Less total stock-based compensation expense determined under fair value method for all qualifying awards, net of related tax effects	(125)	(143)	(173)
Pro forma net income	$1,251	$1,009	$767
Earnings Per Share
Basic:
As reported	$.64	$.55	$.46
Pro forma	.58	.48	.37
Diluted:
As reported	.61	.52	.44
Pro forma	.56	.46	.36

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these consolidated financial statements:

Cash and Due from Banks and Interest Bearing Deposits at Other Financial Institutions

The carrying amounts of cash and due from banks and interest bearing deposits at other financial institutions approximate their fair value.

Securities Available for Sale

Fair values for securities are based on quoted market prices.

Federal Home Loan Bank and Federal Reserve Bank Stock

The carrying value of Federal Home Loan Bank and Federal Reserve Bank stocks approximates their fair values.

Loans

For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of loans held for sale are based on their estimated market prices. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities

The fair value of deposits with no stated maturity date is included at the amount payable on demand. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation based on interest rates currently offered on similar certificates.

Note Payable

The fair value of the note payable is estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest

The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Instruments

The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Bank’s off-balance-sheet instruments consist of non-fee producing, variable-rate commitments, the Bank has determined they do not have a distinguishable fair value.

Earnings Per Share

Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company’s stock option plans.

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

Comprehensive Income

The Company applies Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130), which requires that an entity report and display comprehensive income in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. With regard to the Company, comprehensive income includes the net income reported on the consolidated statements of income and any changes in fair value of securities available for sale, reported as a component of shareholders’ equity.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has issued Statement 149, Amendments of Statement 133 on Derivative Instruments and Hedging. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The Statement was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Implementation of the Statement on July 1, 2003 did not have a significant impact on the consolidated financial statements.

The Financial Accounting Standards Board has issued Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and requires that certain freestanding financial instruments be reported as liabilities on the consolidated balance sheets. For the Company, the Statement was effective July 1, 2003 and implementation had no significant impact on the consolidated financial statements

Note 2—Restricted Assets

Federal Reserve Board regulations require maintenance of minimum reserve balances either in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The amounts of such balances for the years ended December 31, 2003 and 2002 were $1,227 and $951, respectively.

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

Note 3—Securities Available for Sale

Debt and equity securities have been classified according to management’s intent.

The carrying amounts of securities and their approximate fair values are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale

December 31, 2003
U.S. Treasury securities	$3,654	$9	$39	$3,624
U.S. Government and agency securities	11,501	142	15	11,628
Mortgage-backed securities	11,793	74	54	11,813
Obligations of states and political subdivisions	217	4	—	221
Corporate securities	4,838	106	—	4,944
Equity securities	60	—	—	60
	$32,063	$335	$108	$32,290
December 31, 2002
U.S. Treasury securities	$3,075	$66	$—	$3,141
U.S. Government and agency securities	7,318	255	—	7,573
Mortgage-backed securities	12,162	176	8	12,330
Obligations of states and political subdivisions	391	9	—	400
Corporate securities	5,996	97	35	6,058
Equity securities	60	—	—	60
	$29,002	$603	$43	$29,562

All of the unrealized losses shown above at December 31, 2003 arose during 2003. The unrealized losses are generally due to changes in interest rates and, as such, are considered by the Company to be temporary.

Gross gains and losses on the sales of securities were $33 and $4, respectively, in 2002. Gross gains on the sale of securities were $31 in 2001.

The carrying amount and approximate market value of debt securities at December 31, 2003 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$6,242	$6,299
Due in one to five years	24,694	23,860
Due in five years or more	2,066	2,071
	$33,002	$32,230

Securities with a carrying value of $1,815 and $1,000 at December 31, 2003 and 2002, respectively, were assigned or pledged to secure public deposits, and for other purposes as required by law.

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

Note 4—Loans

Loans at December 31 consist of the following:

	2003	2002
Commercial and agricultural	$21,526	$20,510
Real estate:
Residential 1-4 family	12,243	13,516
Commercial	48,266	36,875
Construction	10,833	5,602
Consumer	5,876	5,758
Total loans	$98,744	$82,261

Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2003	2002	2001
Balance at beginning of year	$852	$753	$700
Provision for credit losses	385	360	85
Charge-offs	(142)	(278)	(38)
Recoveries	6	17	6
Net charge-offs	(136)	(261)	(32)
Balance at end of year	$1,101	$852	$753

Following is a summary of information pertaining to impaired loans:

	2003	2002	2001
December 31
Impaired loans without a valuation allowance	$—	$88	$—
Impaired loans with a valuation allowance	104	—	—
Total impaired loans	$104	$88	$—
Valuation allowance related to impaired loans	$15	$—	$—
Years Ended December 31
Average investment in impaired loans	$155	$89	$15
Interest income recognized on a cash basis on impaired loans	7	2	—

At December 31, 2003, there were no commitments to lend additional funds to borrowers whose loans have been modified. There were no loans 90 days and over past due still accruing interest at December 31, 2003 or 2002.

At December 31, 2003 and 2002, certain officers and directors, or companies in which they have 10% or more beneficial interest, were indebted to the Bank in the aggregate amount of $2,492 and $2,598, respectively. During 2003 advances of $1,642 were made, and repayments totaled $1,748.

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

Note 5—Premises and Equipment

The components of premises and equipment at December 31 are as follows:

	2003	2002
Land	$1,771	$1,601
Buildings	3,990	3,081
Equipment, furniture and fixtures	2,585	2,512
Construction in process	—	311
	8,346	7,505
Less accumulated depreciation	2,760	2,615
Total premises and equipment	$5,586	$4,890

Note 6—Deposits

The composition of deposits at December 31 is as follows:

	2003	2002
Demand deposits, non-interest bearing	$23,756	$19,819
NOW and money market accounts	51,043	47,073
Savings deposits	15,677	13,288
Time certificates, $100,000 or more	17,041	16,711
Other time certificates	31,258	30,120
Total	$138,775	$127,011

Scheduled maturities of certificates of deposit for future years ending December 31 are as follows:

2004	$33,017
2005	9,067
2006	1,183
2007	1,691
2008	3,341
$48,299

Note 7—Note Payable

The note payable is secured by land, and is payable at $.5 monthly, including interest of 8%. Future principal maturities are $2 annually through 2004, $3 annually 2005 through 2008 and $20 thereafter.

Note 8—Income Taxes

The components of the provision for income taxes are as follows at December 31:

	2003	2002	2001
Current	$595	$474	$529
Deferred expense (benefit)	28	22	(51)
Income taxes	$623	$496	$478

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

The effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 follows:

	2003	2002
Deferred Tax Assets
Allowance for credit losses	$340	$293
Deferred compensation	75	47
Other	—	22
Total deferred tax assets	415	362
Deferred Tax Liabilities
Accumulated depreciation	54	22
Deferred income	351	302
Unrealized gain on securities available for sale	77	190
Total deferred tax liabilities	482	514
Net deferred tax liabilities	($67)	($152)

Deferred tax liabilities are included with other liabilities in the accompanying consolidated balance sheets.

The following is a reconciliation between the statutory and effective federal income tax rates for the years ended December 31:

	2003		2002		2001
	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income	Amount	Percent of Pre-tax Income
Income tax at statutory rate	$700	35.0%	$577	35.0%	$496	35.0%
Increase (decrease) resulting from:
Tax-exempt income	(5)	(.3)	(6)	(.4)	(5)	(.4)
Bank-owned life insurance income	(54)	(2.7)	(60)	(3.6)	—	—
Other	(18)	(.8)	(15)	(.9)	(13)	(.9)
Total income tax expense	$623	31.2%	$496	30.1%	$478	33.7%

Note 9—Commitments and Contingencies

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank’s commitments is as follows:

	2003	2002
Commercial and agriculture	$5,198	$7,973
Real estate	7,485	4,554
Credit cards	3,011	2,879
	$15,694	$15,406

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

Outstanding commitments under letters of credit totaled $374 and $566 at December 31, 2003 and 2002, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank’s experience has been that approximately 75% of loan commitments are drawn upon by customers. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

The Bank has agreements with commercial banks for lines of credit totaling approximately $7,200, and a credit line with the Federal Home Loan Bank totaling 10% of assets. The Bank has entered into a blanket pledge agreement with the Federal Home Loan Bank to secure this credit line. These lines were not drawn upon at December 31, 2003 or 2002.

The Company has entered into contracts with certain of its executives and others, which provide for contingent payments subject to future events.

Note 10—Concentration of Credit Risk

The Bank has credit risk exposure, including off-balance-sheet credit risk exposure, as disclosed in Notes 4 and 9. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Bank generally requires collateral on all real estate loans and typically maintains loan-to-value ratios of no greater than 75%—80%. Loans are generally limited, by federal and state banking regulations, to 15% of the Bank’s shareholder’s equity, excluding accumulated other comprehensive income. The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of related borrowers in excess of $2,200.

The contractual amounts of credit related financial instruments such as commitments to extend credit, credit card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless. Investments in obligations of states and political subdivisions involve governmental entities within the Bank’s market area. Letters of credit were granted primarily to commercial borrowers.

Note 11—Stock Option Plans

Director Plans

The 1990 Director Stock Option Plan grants a director an option to purchase 12,600 shares of common stock upon initial election to the Board of Directors at an exercise price equal to the fair market value of the common stock at the date of grant. Options are exercisable on a cumulative basis in annual installments of one-third each on the third, fourth and fifth anniversary of the date of grant. A total of 126,000 shares of the Company’s common stock were reserved for option under this plan, of which options for 113,400 shares at $2.38 per share were granted on June 13, 1990, to expire on June 13, 2005 and options for 3,150 shares at $10.48 per share were

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

granted April 24, 2001, to expire April 24, 2016. Options granted in 1990 are fully vested. Options granted in 2001 are not vested at December 31, 2003. Options for 24,200 and 8,550 shares were exercised in 2003 and 2002, respectively, under this director plan. Options for 9,450 shares remain available under this plan.

The 1999 Director Stock Option Plan grants a director an option to purchase shares of common stock at an exercise price which must be no less than the greater of the fair market value of the common stock or the net book value of the common stock at the time of grant. A total of 42,000 shares of the Company’s common stock were reserved for option under this plan, of which options for 33,600 shares at $10.48 per share (fair market value) were granted November 21, 2000, expiring on November 21, 2015. In 2003, options for 11,200 shares were vested under the 1999 plan; none of these options granted are vested at December 31, 2002.

Employee Plans

In 1990 and 1999, the Company adopted plans providing for granting certain key employees options to purchase common stock. Under the terms of the plans, options are incentive stock options (as defined in the Internal Revenue Code). The option price will be fair market value at the date of grant or a price determined by the Board of Directors, but not less than fair value. Options are exercisable on a cumulative basis in annual installments of one-third each on the third, fourth and fifth anniversary of the date of grant. Pursuant to these plans, 84,000 shares are reserved for option as of December 31, 2003, of which 65,025 shares (after forfeitures) have been granted. A total of 18,975 shares remain available for future grant under the 1999 plan at December 31, 2003. No shares remain available for grant under the 1990 plan. In 2003 and 2002, options for 4,200 shares and 9,100 shares, respectively, were exercised under the employee plans.

The fair value of each option granted in 2003 and 2001 was estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions:

	2003	2001
Dividend yield	—%	—%
Expected life	9 years	10 - 15 years
Average risk-free interest rate	3.46%	4.88%
Expected volatility	24%	44.31%

The weighted average fair value of options granted in 2003 was $5.52. There were no options granted during 2002. The weighted average fair value of options granted in 2001 was $6.46.

The Black-Scholes model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models require highly subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company’s option awards.

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

A summary of the status of the Company’s stock option plans as of December 31, 2003, 2002 and 2001, and changes during the years ending on those dates, is presented below:

	2003		2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	207,825	$6.17	232,550	$6.09	244,650	$5.62
Granted	24,000	14.00	—	—	20,450	10.76
Exercised	(28,400)	2.80	(17,650)	3.81	(16,800)	2.38
Forfeited	(2,100)	8.33	(7,075)	9.19	(15,750)	8.47
Outstanding at end of year	201,325	$7.58	207,825	$6.17	232,550	$6.09
Options exercisable at year-end	126,850		129,275		122,150

The following information summarizes information about stock options outstanding and exercisable at December 31, 2003:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 2.38 - $ 2.97	51,250	1.5	$2.38	51,250	$2.38
$ 5.24 - $ 6.19	40,950	3.7	5.97	40,950	5.97
$ 8.33 - $11.00	85,125	8.5	9.67	34,650	9.05
$14.00	24,000	9.4	14.00	—	—

Note 12—Profit Sharing Plan

The Bank’s defined contribution profit sharing plan covers substantially all employees who have completed one year or more of service. Employees are eligible to defer up to 25% of their gross salary, with employer contributions to the Plan made at the discretion of the Board of Directors. The Bank’s contributions for the years ended December 31, 2003, 2002 and 2001 totaled $53, $42 and $40, respectively.

Note 13—Deferred Compensation Agreements

In 1993 the Bank established a deferred compensation agreement with a director under which the director will defer his director fees. At retirement he will receive a benefit of $1 per month for 120 months. The accrued liability related to this agreement totaled $52, $47 and $42 at December 31, 2003, 2002 and 2001, respectively. Expenses associated with this plan were $5 annually in 2003, 2002 and 2001. The Bank has also purchased a whole-life insurance policy on the director, with values of $40, $36 and $31 at December 31, 2003, 2002 and 2001, respectively, which may be used to fund benefits under the deferred compensation agreement.

In 2002, the Board of Directors approved a supplemental retirement plan covering certain management personnel. The post-retirement benefit provided by the plan is designed to supplement a participating officer’s retirement benefits from social security, in order to provide the officer with a certain percentage of final average income at retirement age. Expenses associated with this plan were $89 and $77 for the years ended December 31, 2003 and 2002, respectively.

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

Benefits to employees are funded by life insurance policies purchased by the Company, which had cash surrender values of $3,318 and $3,169 at December 31, 2003 and 2002, respectively. Liabilities to employees, which are being accrued over their expected time to retirement, were $166 at December 31, 2003.

Also in 2002, the Company purchased long-term care insurance on certain board members and management personnel. Benefits under this plan vest over five years from the date of the plan. Expenses related to this plan in 2003 and 2002 were $48 and $32, respectively.

Note 14—Employee Stock Purchase Plan

Effective July 1, 1995, the Company adopted an employee stock purchase plan whereby eligible employees can purchase common stock at the lesser of the stock’s fair market value at the beginning or the end of the plan year. The aggregate number of shares reserved under this plan is 42,000. At December 31, 2002, 23,859 shares remain available for purchase under this plan. No employee can purchase more than 420 shares of common stock in any plan year; 1,464 and 1,762 shares were purchased at a price of $12.00 and $11.00 per share for the years ended December 31, 2003 and 2002, respectively.

Note 15—Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can cause certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines of the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined).

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

As of December 31, 2003, the most recent notification from the Bank’s regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category.

The Company’s and the Bank’s actual capital amounts and ratios are also presented in the table.

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2003
Tier 1 capital (to average assets):
Consolidated	$16,744	10.86%	$6,165	4.00%	N/A	N/A
Bank	16,259	10.57	6,156	4.00	$7,695	5.00%
Tier 1 capital (to risk-weighted assets):
Consolidated	16,744	14.34	4,672	4.00	N/A	N/A
Bank	16,259	13.95	4,662	4.00	6,994	6.00
Total capital:
Consolidated	17,845	15.28	9,344	8.00	N/A	N/A
Bank	17,360	14.89	9,325	8.00	11,656	10.00
December 31, 2002
Tier 1 capital (to average assets):
Consolidated	$15,171	10.78%	$5,631	4.00%	N/A	N/A
Bank	15,074	10.71	5,631	4.00	$7,039	5.00%
Tier 1 capital (to risk-weighted assets):
Consolidated	15,171	13.00	4,667	4.00	N/A	N/A
Bank	15,074	12.92	4,667	4.00	7,001	6.00
Total capital:
Consolidated	16,023	13.73	9,334	8.00	N/A	N/A
Bank	15,926	13.65	9,334	8.00	11,668	10.00

Management believes, as of December 31, 2003, that the Company and the Bank meet all capital requirements to which they are subject.

Restrictions on Retained Earnings

National banks can initiate dividend payments in a given year, without prior regulatory approval, equal to net profits, as defined, for that year plus retained net profits for the preceding two years. The Bank can distribute as dividends to the parent company approximately $3,589 as of December 31, 2003 without regulatory approval.

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

Note 16—Condensed Financial Information—Parent Company Only

Condensed Balance Sheets—December 31

	2003	2002
Assets
Cash	$177	$97
Investment in the Bank	16,410	15,444
Premises and equipment	306	—
Other assets	2	—
Total assets	$16,895	$15,541
Shareholders’ Equity	$16,895	$15,541

Condensed Statements of Income—Years Ended December 31
Operating Income
Dividend income from the Bank	$310	$—
Other income	2	—
Total operating income	312	—
Operating Expenses	(184)	(184)
Income (loss) before income taxes and equity in undistributed income of the Bank	128	(184)
Income Tax Benefit	63	63
Income (loss) before equity in undistributed income of the Bank	191	(121)
Equity in Undistributed Income of the Bank	1,185	1,273
Net income	$1,376	$1,152

Condensed Statements of Cash Flows—Years Ended December 31

	2003	2002	2001
Cash Flows from Operating Activities
Net income	$1,376	$1,152	$940
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed income of subsidiary	(1,185)	(1,273)	(1,061)
Depreciation	3	—	—
Decrease in other assets	—	12	—
Other	(1)	—	(1)
Net cash provided by (used in) operating activities	193	(109)	(122)
Cash Flows from Investing Activities
Investment in subsidiary	—	(661)	—
Additions to premises and equipment	(311)	—	—
Net cash used in investing activities	(311)	(661)	—
Cash Flows from Financing Activities
Proceeds from issuance of common stock	98	784	125
Payment for fractional shares in stock dividend	—	—	(2)
Net cash provided by financing activities	98	784	123
Net change in cash	(20)	14	1
Cash
Beginning of year	97	83	82
End of year	$77	$97	$83

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

Note 17—Other Expenses

Other expenses include the following amounts which are in excess of 1% of the total of interest income and non-interest income for the years ended December 31:

	2003	2002	2001
Professional fees	$106	$118	$91
Data processing	387	365	361
Office supplies and expenses	114	102	124
State taxes	121	110	104

Note 18—Earnings Per Share Disclosures

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated:

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount

Year Ended December 31, 2003
Basic earnings per share:
Net income	$1,376	2,155,914	$.64
Effect of dilutive securities:
Options	—	84,523	(.03)
Diluted earnings per share:
Net income	$1,376	2,240,437	$.61

Year Ended December 31, 2002
Basic earnings per share:
Net income	$1,152	2,111,819	$.55
Effect of dilutive securities:
Options	—	83,239	(.03)
Diluted earnings per share:
Net income	$1,152	2,195,058	$.52

Year Ended December 31, 2001
Basic earnings per share:
Net income	$940	2,061,662	$.46
Effect of dilutive securities:
Options	—	75,818	(.02)
Diluted earnings per share:
Net income	$940	2,137,480	$.44

The number of shares shown for “options” is the number of incremental shares that would result from exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

Note 19—Comprehensive Income

Net unrealized gains and losses include, net of tax, $220 of unrealized losses arising during 2003 and $292 of unrealized gains arising during 2002, less reclassification adjustments of $0 and $19 for gains included in net income in 2003 and 2002, respectively, as follows:

	Before- Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
2003
Unrealized holding losses arising during the year	($333)	($113)	($220)
Reclassification adjustments for gains realized in net income	—	—	—

Net unrealized losses	($333)	($113)	($220)
2002
Unrealized holding gains arising during the year	$442	($150)	$292
Reclassification adjustments for gains realized in net income	(29)	10	(19)

Net unrealized gains	$413	($140)	$273
2001
Unrealized holding gains arising during the year	$151	($51)	$100
Reclassification adjustments for gains realized in net income	(31)	10	(21)

Net unrealized gains	$120	($41)	$79

Note 20—Fair Values of Financial Instruments

The estimated fair values of the Bank’s financial instruments at December 31 were as follows:

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and due from banks, and interest bearing deposits in banks	$15,561	$15,561	$19,408	$19,408
Securities available for sale	32,230	32,230	29,502	29,502
Federal Home Loan Bank and Federal Reserve Bank stocks	753	753	731	731
Loans held for sale	—	—	2,871	2,871
Loans	97,643	97,846	81,409	81,440
Accrued interest receivable	656	656	601	601

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Liabilities
Deposits	$138,775	$138,983	$127,011	$127,259
Note payable	34	34	36	36
Accrued interest payable	159	159	205	205

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank’s financial instruments will change when interest rate

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

levels change and that change may either be favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans, and deposits and by investing in securities with terms that mitigate the Bank’s overall interest rate risk.

Note 21—Subsequent Event

On January 20, 2004, the Board of Directors approved a dividend in the amount of $.10 per share to be paid on or about March 1, 2004 to shareholders of record as of February 20, 2004. In addition, the Board approved the offering of an additional 60,000 shares of common stock at $15.00 per share. The offering is anticipated to commence in the second quarter of 2004.

MOUNTAIN BANK HOLDING COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003 and 2002

Note 22—Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2003
Interest income	$2,043	$2,104	$2,160	$2,150
Interest expense	517	476	475	453
Net interest income	1,526	1,628	1,685	1,697
Provision for credit losses	58	124	109	94
Non-interest income	385	464	466	300
Non-interest expenses	1,430	1,433	1,539	1,365
Income before income taxes	423	535	503	538
Income taxes	127	171	156	169
Net income	$296	$364	$347	$369
Earnings per common share:
Basic	$.14	$.17	$.16	$.17
Diluted	.13	.16	.15	.17

Year Ended December 31, 2002
Interest income	$1,991	$1,972	$2,057	$2,149
Interest expense	690	650	628	595
Net interest income	1,301	1,322	1,429	1,554
Provision for credit losses	41	47	46	226
Non-interest income	321	303	322	405
Non-interest expenses	1,170	1,188	1,291	1,300
Income before income taxes	411	390	414	433
Income taxes	137	128	100	131
Net income	$274	$262	$314	$302
Earnings per common share:
Basic	$.13	$.13	$.15	$.14
Diluted	.13	.12	.14	.13
Year Ended December 31, 2001
Interest income	$2,022	$2,058	$2,076	$2,105
Interest expense	918	903	897	810
Net interest income	1,104	1,155	1,179	1,295
Provision for credit losses	9	27	22	27
Non-interest income	269	287	261	330
Non-interest expenses	1,113	1,055	1,131	1,078
Income before income taxes	251	360	287	520
Income taxes	85	120	96	177
Net income	$166	$240	$191	$343
Earnings per common share:
Basic	$.09	$.12	$.09	$.16
Diluted	.08	.11	.09	.16

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The Registrant estimates that the expenses payable by it in connection with this offering, as described in this Registration Statement, will be as follows:

SEC Registration fees	$114
Legal fees and expenses	$40,000
Accounting fees and expenses	$3,500
Printing expenses	$6,000
Miscellaneous	$400
Total Offering Expenses	$50,014

Item 14.	Indemnification of Directors and Officers

The Bylaws of Mountain Bank Holding provide that it will indemnify any individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

(a)	the individual acted in good faith; and

(b)	the individual reasonably believed:

(i)	in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in its best interests; and

(ii)	in all other cases, that the individual’s conduct was at least not opposed to its best interests; and

(c)	in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful.

Mountain Bank Holding will not indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if:

(a)	in connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation; or

(b)	in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

Mountain Bank Holding has a Directors’ and Officers’ Liability Insurance Policy that provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the “Act.”).

Item 15.	Recent Sales of Unregistered Securities

Not Applicable.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits. See Exhibit Index on page II-5.

(b) Financial Statement Schedules. All financial schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are either included in the financial information set forth in the Prospectus or are inapplicable and therefore have been omitted.

Item 17.	Undertakings

(a)	The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining liability under the Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that the Registrant meets all of the requirements of filing on Form S-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Enumclaw, State of Washington on March 3, 2004.

MOUNTAIN BANK HOLDING COMPANY

By:	/s/ ROY T. BROOKS

Roy T. Brooks, Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roy T. Brooks and Steve W. Moergeli and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 3, 2004.

Signature	Capacity

/s/ ROY T. BROOKS Roy T. Brooks	Chairman of the Board and Director (Principal Executive Officer)

/S/ SHEILA M. BRUMLEY Sheila M. Brumley	Chief Financial Officer (Principal Financial and Accounting Officer)

Susan K. Bowen-Hahto	Director

/S/ BRIAN W. GALLAGHER Brian W. Gallagher	Director

/S/ MICHAEL K. JONES Michael K. Jones	Director

/S/ BARRY C. KOMBOL Barry C. Kombol	Director

/S/ STEVE W. MOERGELI Steve W. Moergeli	Director

Signature	Capacity

/S/ JOHN W. RAEDER John W. Raeder	Director

/S/ J. B. RUPERT J. B. Rupert	Director

/S/ GARRETT S. VAN BEEK Garrett S. Van Beek	Director

/S/ HANS R. ZURCHER Hans R. Zurcher	Director

INDEX TO EXHIBITS

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation of the registrant (1)

3.2	Amended and Restated By-laws of the registrant (2)

5.1	Opinion of Graham & Dunn regarding legality of the securities covered by the registration statement

10.1	Mt. Rainier National Bank 1990 Employee Stock Option Plan (3)

10.2	Mt. Rainier National Bank 1990 Director Stock Option Plan (4)

10.3	Mountain Bank Holding Company 1995 Employee Stock Purchase Plan (3)

10.4	Mountain Bank Holding Company 1999 Employee Stock Option Plan (3)

10.5	Form of 1999 Employee Stock Option Agreement (5)

10.6	Form of Mountain Bank Holding Company 1999 Director Stock Option Plan (5)

10.7	Form of 1999 Director Stock Option Agreement (5)

10.8	Form of 2002 Executive Supplemental Compensation Agreements dated January 1, 2002 for Messrs. Moergeli and Franks and Ms. Brumley (6)

10.9	Split Dollar Life Insurance Agreements for Messrs. Moergeli and Franks and Ms. Brumley (6)

10.10	Form of Change in Control Severance Agreement for Steve Moergeli and Sheila Brumley (6)

10.11	Salary Continuation Agreement for Sterlin Franks (6)

10.12	Form of Participant Long Term Care Agreement for directors and Sterlin Franks and Sheila Brumley (6)

23.1	Consent of McGladrey & Pullen PLLC, Independent Auditors

23.2	Consent of Legal Counsel (included in legal opinion—filed as Exhibit 5.1)

99.1	Form of Subscription Agreements

99.2	Form of Letter to Shareholders

(1)	Incorporated by reference to Exhibit 3.1 of the Registrant’s quarterly report on Form 10Q-SB for the quarter ended June 30, 2000.
(2)	Incorporated by reference to exhibit 3.2 of the Registrant’s Annual Report on Form 10K-SB for the fiscal year ended December 31, 2000.
(3)	Incorporated by reference to exhibits 99.1, 99.2 and 99.3, respectively, included in the Registrant’s Registration Statement on Form S-8, Registration No. 333-61782
(4)	Incorporated by reference to exhibits included in the Registrant’s Registration Statement on Form 10-SB, Registration No. 000-28394
(5)	Incorporated by reference to exhibits 6.5, 6.6, 6.7 and 6.8, respectively, of the Registrant’s Annual Report on Form 10K-SB for the fiscal year ended December 31, 1999.
(6)	Incorporated by reference to exhibits 6.8, 6.9, 6.10, 6.11 and 6.13, respectively, of the Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002.